UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date : May 19, 2009	By	/s/ Naoki Imaoka
Naoki Imaoka
Chief Manager
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2009

May 19, 2009

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuo Kuroyanagi, President & CEO
For inquiry:	Takeaki Ishii, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
General meeting of shareholders:	June 26, 2009
Dividend payment date:	June 26, 2009
Securities report issuing date:	June 26, 2009
Trading accounts:	Established

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2009

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%
March 31, 2009	5,677,460	(11.2)	82,807	(92.0)	(256,952)	—
March 31, 2008	6,393,951	4.9	1,029,013	(29.4)	636,624	(27.7)

	Net Income per Common Share	Diluted Net Income per Common Share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
Fiscal year ended	yen	yen	%	%	%
March 31, 2009	(25.04)	—	(4.0)	0.0	1.5
March 31, 2008	61.00	60.63	8.0	0.5	16.1

Income from investment in affiliates (Equity method)      Mar.31, 2009: (38) million yen      Mar. 31, 2008: 13,042 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)	Total Net Assets per Common Share	Risk-adjusted Capital Ratio (*2)
As of	million yen	million yen	%	yen	%
March 31, 2009	198,733,906	8,570,641	3.4	528.67	11.76
March 31, 2008	192,993,179	9,599,708	4.1	727.99	11.19

Shareholders’ equity as of      Mar. 31, 2009: 6,803,617 million yen      Mar. 31, 2008: 7,880,829 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below:

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

Risk-adjusted capital ratio as of March 31, 2009 shown above is a preliminary figure.

(3)	Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
Fiscal year ended	million yen	million yen	million yen	million yen
March 31, 2009	8,125,809	(9,313,619)	1,192,387	4,032,013
March 31, 2008	(2,281,132)	3,904,426	(328,022)	4,222,222

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio	Dividend on net assets ratio
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)	(Consolidated)	(Consolidated)
Fiscal year	yen	yen	yen	yen	yen	million yen	%	%
ended March 31, 2008	—	7.00	—	7.00	14.00	145,936	23.0	1.8
ended March 31, 2009	—	7.00	—	5.00	12.00	132,665	—	1.9
ending March 31, 2010 (Forecast)	—	6.00	—	6.00	12.00	——	50.8	——

(*1)	Please refer to “Dividends on Preferred Stocks” on page 3 for information with regard to the dividends on stocks other than common stock.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2010 (Consolidated)

MUFG has set a earnings target of 300.0 billion yen for the fiscal year ending March 31, 2010.

MUFG is engaged in financial service businesses including banking business, trust banking business, securities business and credit card/loan businesses, etc.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG describes the consolidated net income as a target instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets” on page 16, for further information of these targets.

Mitsubishi UFJ Financial Group, Inc.

4. Other

(1)	Changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisya) during the period:

Newly consolidated: 1 company (MUFG Capital Finance 7 Limited)

(*) Please refer to “Information on Mitsubishi UFJ Financial Group (MUFG Group)” on page 9.

(2)	Changes in accounting policies, procedures and presentation rules applied in the preparation of the consolidated financial statements:

(A) There were changes due to revision of accounting standards.

(B) There were changes due to other reasons.

(*) Please refer to “Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements” on page 36.

(3)	Number of common shares outstanding at the end of the period

(A)	Total shares outstanding including treasury shares:

	Mar. 31, 2009	11,648,360,720 shares	Mar. 31, 2008	10,861,643,790 shares

(B)	Treasury shares:

	Mar. 31, 2009	9,161,592 shares	Mar. 31, 2008	504,262,228 shares

(*) Please refer to “Per Share Information” on page 58 for the number of shares used in computing net income per common share (consolidated).

(Reference) Non-consolidated financial data for the fiscal year ended March 31, 2009

1.	Non-consolidated Financial Data for the Fiscal Year ended March 31, 2009

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
Fiscal year ended	million yen	%	million yen	%	million yen	%	million yen	%
March 31, 2009	301,328	(42.2)	285,107	(43.9)	244,311	(50.3)	299,988	(28.0)
March 31, 2008	521,426	2.1	508,288	1.3	491,792	2.9	416,883	(12.0)

	Net Income per Common Share		Diluted Net Income per Common Share
Fiscal year ended	yen		yen
March 31, 2009	26.44		26.34
March 31, 2008	39.79		39.57

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Share
As of	million yen	million yen	%	yen
March 31, 2009	9,829,278	7,717,307	78.5	606.40
March 31, 2008	7,820,998	6,757,021	86.4	619.11

Shareholders’ equity as of Mar. 31, 2009: 7,712,656 million yen Mar. 31, 2008: 6,754,613 million yen

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see “Result of Operations and Financial Condition” on page 4, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish our U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Dividends on preferred stocks)

Dividends per share and total dividends relating to preferred stocks are as follows:

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)
	yen	yen	yen	yen	yen	million yen
Preferred Stock First Series of Class 3
Fiscal year ended Mar. 31, 2008	—	30.00	—	30.00	60.00	6,000
Fiscal year ended Mar. 31, 2009	—	30.00	—	30.00	60.00	6,000
Fiscal year ending Mar. 31, 2010 (Forecast)	—	30.00	—	30.00	60.00	——

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)
	yen	yen	yen	yen	yen	million yen
Preferred Stock First Series of Class 5
Fiscal year ended Mar. 31, 2009	——	——	—	43.00	43.00	6,708
Fiscal year ending Mar. 31, 2010 (Forecast)	—	57.50	—	57.50	115.00	——

(Note) MUFG issued Preferred Stock First Series of Class 5 in November 2008.

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)
	yen	yen	yen	yen	yen	million yen
Preferred Stock Class 8
Fiscal year ended Mar. 31, 2008	—	7.95	—	7.95	15.90	281
Fiscal year ended Mar. 31, 2009	—	——	——	——	—	—

(Note) MUFG repurchased Preferred Stock Class 8 in August 2008 prior to the expiration of the repurchase period and cancelled in September 2008.

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)
	yen	yen	yen	yen	yen	million yen
Preferred Stock Class 11
Fiscal year ended Mar. 31, 2008	—	2.65	—	2.65	5.30	0
Fiscal year ended Mar. 31, 2009	—	2.65	—	2.65	5.30	0
Fiscal year ending Mar. 31, 2010 (Forecast)	—	2.65	—	2.65	5.30	——

	Dividends per Share					Total dividends
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Annual	(Annual)
	yen	yen	yen	yen	yen	million yen
Preferred Stock Class 12
Fiscal year ended Mar. 31, 2008	—	5.75	—	5.75	11.50	387
Fiscal year ended Mar. 31, 2009	—	5.75	—	——	5.75	64

(Note) MUFG repurchased Preferred Stock Class 12 until February 2009 due to requests for repurchase and cancelled until February 2009.

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)	Results of operations

(Results of operations for the fiscal year ended March 31, 2009)

With respect to the economic and financial environments for fiscal 2008, the global recession intensified, as the financial crisis in the United States triggered by the subprime problem deepened and spread over the global economy. The United States and Europe suffered a severe economic downturn and slowing trend in Asian and emerging economies became evident. Meanwhile, the Japanese economy experienced an unprecedented severe production adjustment due to rapid drop in exports. Business fixed investment significantly declined due to the rapid deterioration of corporate profits and private consumption stagnated against the background of sluggish wages and the worsening employment situation.

In the financial environment, the Federal Reserve Board lowered its federal funds rate close to 0 percent in response to the intensified financial crisis and in the Euro zone, the European Central Bank significantly cut its key interest rate to 1.5 percent. Upward pressure on Japan’s short-term interest rates persisted on the back of the financial and capital market turmoil, but it gradually eased from the end of last year, reflecting the monetary easing policy by the Bank of Japan, such as significant interest rate cuts and CP purchases. Long-term interest rates followed a downward trend as a whole, due to the accelerating “flight to quality” stemming from the intensified global financial crisis and the worsening economy. The foreign exchange market fluctuated widely. The yen rapidly appreciated to the upper 80 yen range against the dollar toward the beginning of 2009, due to the growing risk aversion among investors, but fell back thereafter.

Under such business environments, consolidated gross profits for the fiscal year ended March 31, 2009 decreased by 239.8 billion yen from the previous fiscal year ended March 31, 2008 to 3,272.9 billion yen. Net fees and commissions such as investment trust related businesses, insurance businesses, securities businesses and real estate businesses decreased, even though net interest income increased mainly due to an increase in overseas lending income, lower funding cost in foreign currency and consolidation of ACOM CO., LTD. Total of net trading profits and net other business profits decreased significantly mainly due to a loss of approximately 267.0 billion yen relating to securitized products and related investments.

General and administrative expenses decreased slightly to 2,083.7 billion yen compared to those of last fiscal year due to progress in cost reduction, which offset an increase of consolidation of ACOM CO., LTD.

Credit costs for the fiscal year ended March 31, 2009 increased by 304.7 billion yen from the previous fiscal year to 608.4 billion yen, mainly due to revision of debtor credit ratings which reflected downturn in businesses, especially of small and medium-sized enterprises. Net losses on equity securities for the fiscal year ended March 31, 2009 increased significantly to 408.7 billion yen, due to a loss of 479.5 billion yen on write-down of equity securities caused by the decline of share prices.

Income taxes remained unchanged due to a record of valuation allowances against deferred tax assets and other factors.

Based on the above results, consolidated net loss for the fiscal year ended March 31, 2009 was 256.9 billion yen, decreased by 893.5 billion yen compared with net income of 636.6 billion yen for the previous fiscal year ended March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

In addition, looking at the business segments, consolidated ordinary profits consist of ordinary profits of 60.0 billion yen from the trust banking segment and 30.9 billion yen from the credit card/loan segments, as well as ordinary losses of 0.2 billion yen from the banking segment and 17.9 billion yen from the securities segment. By geographic segment, consolidated ordinary profits consist of ordinary profits of 59.7 billion yen from North America, 70.4 billion yen from Europe and the Middle East, 86.7 billion yen from Asia and Oceania excluding Japan and 51.0 billion yen from Latin America, as well as ordinary losses of 179.3 billion yen from Japan.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2008	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,272.9	3,512.7	(239.8)
General and administrative expenses	2,083.7	2,115.8	(32.0)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,189.1	1,396.9	(207.7)
Credit costs	(608.4)	(303.7)	(304.7)
Net gains (losses) on equity securities	(408.7)	(24.8)	(383.9)
Other non-recurring gains (losses)	(89.1)	(39.2)	(49.8)
Ordinary profits	82.8	1,029.0	(946.2)
Net income (loss)	(256.9)	636.6	(893.5)

(Earnings Forecasts for the fiscal year ending March 31, 2010)

MUFG has set a earnings target of 300.0 billion yen for the fiscal year ending March 31, 2010.

MUFG is engaged in financial service businesses including banking business, trust banking business, securities business and credit card/loan businesses, etc.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG describes the consolidated net income as a target instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Targets” on page 16, for further information of these targets.

Mitsubishi UFJ Financial Group, Inc.

(2) Financial condition

Total assets as of March 31, 2009 increased by 5,740.7 billion yen from March 31, 2008 to 198,733.9 billion yen and total net assets as of March 31, 2009 decreased by 1,029.0 billion yen from March 31, 2008 to 8,570.6 billion yen. The decrease in total net assets reflected a decrease of total valuation and translation adjustments by 1,642.1 billion yen, which was mainly due to a decrease of net unrealized gains on other securities reflecting the decline of share prices, even though total shareholder’s equity increased by 564.9 billion yen due to the issuance of new common shares and the sale of treasury shares through a global offering, as well as the issuance of preferred shares through a third-party allotment.

With regards to major items of assets, securities as of March 31, 2009 increased by 7,462.4 billion yen from March 31, 2008 to 48,314.1 billion yen, and loans and bills discounted as of March 31, 2009 increased by 3,518.0 billion yen from March 31, 2008 to 92,056.8 billion yen. Regarding major items of liabilities, deposits as of March 31, 2009 decreased by 1,157.7 billion yen from March 31, 2008 to 120,149.5 billion yen.

For the fiscal year ended March 31, 2009, net cash provided by operating activities was 8,125.8 billion yen, net cash used in investing activities was 9,313.6 billion yen and net cash provided by financing activities was 1,192.3 billion yen. As a result, the balance of cash and cash equivalents as of March 31, 2009 was 4,032.0 billion yen.

MUFG’s consolidated risk-adjusted capital ratio based on the Basel 2 Standards as of March 31, 2009 was 11.76% (on a preliminary basis), an increase of 0.56 percentage points from March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

(3) Basic policy regarding profit distribution and dividends for fiscal year 2008 and 2009

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2008, as the consolidated results for the fiscal year showed a net loss, attributable to the severe business environment, MUFG plans to pay ¥5 per share, a decrease of ¥2 compared to the previous fiscal year, from the standpoint of enhancing its retained earnings. In this case, the annual dividend for fiscal year 2008, including the interim dividend of ¥7, will total ¥12 per share, which is a decrease of ¥2 from the annual dividend of ¥14 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2008, MUFG plans to pay: for the first series of class 3 preferred stock, the prescribed amount of ¥30 per share (which, together with the interim dividend, shall result in a total of ¥60 per share for the fiscal year); for the first series of class 5 preferred stock, the prescribed amount of ¥43 per share; and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, shall result in a total of ¥5.30 per share for the fiscal year).

The annual dividend forecasts for common stock for fiscal year 2009 is ¥12 per share. The annual dividend forecasts for preferred stock for fiscal year 2009 are: for the first series of class 3 preferred stock, the prescribed amount of ¥60 per share; for the first series of class 5 preferred stock, the prescribed amount of ¥115 per share; and for class 11 preferred stock, the prescribed amount of ¥5.30 per share.

Mitsubishi UFJ Financial Group, Inc.

(4)	Risks relating to our business, etc.

Our business and results of operations may be materially affected by a wide range of reasons, including the following factors (including information believed to be material to investors):

•	Risks relating to the integrations of our operations;

•	Risks relating to the integrations and reorganizations involving our subsidiaries and affiliates;

•	Risks relating to our recently completed and planned investments and capital alliance;

•	Risks relating to our equity portfolio;

•	Risks relating to trading and investment activities;

•	Risks relating to our lending business;

•	Risks relating to a deterioration of our funding capacity following a downgrade of our credit ratings;

•	Risks relating to foreign exchange rate;

•	Risks relating to failures to achieve certain business plans or operating targets;

•	Risks accompanying the expansion of our operation and the range of products and services;

•	Risks relating to the exposures to emerging countries;

•	Risks relating to UNBC;

•	Risks relating to our consumer lending business;

•	Risks that obligate us to compensate for losses in loan trusts and jointly operated designated money in trusts;

•	Risks relating to the global financial crisis and recession;

•	Risks relating to disruption or impairment of our business or operations due to external circumstances or events (such as a destruction or impairment of our business sites and terrorist attacks);

•	Risks relating to competitive pressures;

•	Risks relating to regulatory developments or changes in laws, rules, including accounting rules, governmental policies and economic controls;

•	Risks relating to increased regulatory requirements and supervision in the United States as a financial holding company;

•	Risks of receiving potential claims or sanctions regarding unfair or inappropriate practices or other conduct from our customers or regulatory authorities;

•	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism;

•	Risks relating to our capital ratios;

•	Risks relating to the valuation of certain financial instruments;

•	Risks relating to our pension plans;

•	Risks relating to the establishment of internal controls;

•	Risks resulting from ineffective risk management policies and procedures;

•	Risks relating to our capabilities to protect confidential information;

•	Risks relating to our reputation; and

•	Risks relating to retaining qualified employees.

For a detailed discussion of these risk factors and other risks, uncertainties, possible changes and others, please see our most recent publicly announced information including the latest Annual Report.

Mitsubishi UFJ Financial Group, Inc.

2. Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 256 subsidiaries (of which 256 are consolidated), as well as 60 affiliates (of which 59 are equity-method accounted affiliates, and 1 is a non-equity-method accounted affiliate). The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card / loan business, leasing business and other businesses. The following is a chart representing the overall organization of MUFG and its main related companies according to business type:

Mitsubishi UFJ Financial Group, Inc.

The holding company and its important related companies as shown in the above chart of business relationship are classified according to business segment as follows. Regarding some of MUFG’s equity-accounted affiliates, those in respect of which a significant influence is exerted on their decision making regarding finance, operations or business policy are classified in the relevant segment.

Banking	:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. / The Senshu Bank, Ltd. / The Chukyo Bank, Ltd. /

The Gifu Bank, Ltd. / Jibun Bank Corporation / BOT Lease Co., Ltd. /

Mitsubishi UFJ Factors Limited / MU Frontier Servicer Co., Ltd. /

Mitsubishi UFJ Asset Management Co., Ltd. / Mitsubishi UFJ Research and Consulting Co., Ltd. / UnionBanCal Corporation / Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd. /

PT. Bank Nusantara Parahyangan Tbk. / Dah Sing Financial Holdings Limited /

PT U Finance Indonesia

Trust Banking	:	Mitsubishi UFJ Trust and Banking Corporation / The Master Trust Bank of Japan, Ltd. / Mitsubishi UFJ Global Custody S.A. / Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
Securities	:

Mitsubishi UFJ Securities Co., Ltd. / kabu.com Securities Co., Ltd. /

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd. / KOKUSAI Asset Management Co., Ltd. /

Mitsubishi UFJ Securities International plc / Mitsubishi UFJ Securities (USA), Inc. /

Mitsubishi UFJ Trust International Limited / Mitsubishi UFJ Securities (HK) Holdings, Limited /

Kim Eng Holdings Limited

Credit Card / Loan	:	Mitsubishi UFJ NICOS Co., Ltd. / ACOM CO., LTD. / JACCS CO., LTD. / JALCARD, INC. / Mobit Co., Ltd.
Other	:

NBL Co., Ltd. / Mitsubishi UFJ Lease & Finance Company Limited /

Mitsubishi UFJ Capital Co., Ltd. / MU Investments Co., Ltd. /

Mitsubishi UFJ Real Estate Services Co., Ltd. / Mitsubishi Research Institute DCS Co., Ltd. /

BTMU Capital Corporation / BTMU Leasing & Finance, Inc. / PT. BTMU-BRI Finance

Changes in significant subsidiaries (changes in scope of consolidation involving “Specified Subsidiaries” (Tokutei Kogaisha)) during the period

The following Specified Subsidiary was newly consolidated during the period.

Name	Location	Stated Capital	Primary Business	Ownership
MUFG Capital Finance 7 Limited	Grand Cayman, Cayman Islands	¥220,000 million	Finance	100%

Note :	The Specified Subsidiary is an overseas special purpose company established for issuance of Non-dilutive Preferred Securities.

Mitsubishi UFJ Financial Group, Inc.

In order to meet the diverse financial needs of its customers, MUFG Group has created a unified organizational structure that transcends business boundaries in order to provide financial products to its customers as an integrated group. In collaboration with each group company, MUFG Group pursues its operations under an integrated business group system based on three customer-facing integrated business groups within the holding company—Retail, Corporate and Trust Assets.

Mitsubishi UFJ Financial Group, Inc.

3. Management Policy

(1) Principal management policy

The Group’s management philosophy serves as the basic policy in conducting its business activities, and provides guidelines for all group activities.

The Group’s management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core values for all employees.

The details of the Group management philosophy are set forth below. MUFG Group’s holding company, commercial banks, trust banks and securities companies have adopted the Group’s management philosophy as their own respective management philosophy, and the entire Group will strive to comply with this philosophy.

•	Group’s Management Philosophy

1.	We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

2.	We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

3.	We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public’s trust and confidence.

4.	We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

5.	We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

6.	We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

Mitsubishi UFJ Financial Group, Inc.

(2) Medium- and long-term management strategy

•

MUFG Group is a fully-fledged comprehensive financial group comprising commercial banks, trust banks, and securities companies, as well as credit card companies, leasing companies, consumer finance companies, investment trust companies and a U.S. bank (Union Bank). MUFG Group aims to unify these Group companies to deliver top quality products and services that meet diverse customer needs. We aim to be No. 1 in service, No.1 in reliability, and No.1 in global coverage and so gain the strong support of customers and society as a premier, comprehensive, global financial group.

No.1 in Service

•	MUFG Group will leverage its strengths as a comprehensive financial group to provide to its customers with an outstanding level of high-quality service that is matched to their individual needs.

•

MUFG Group will fully utilize the integrated business group system comprising our three core business groups—Retail, Corporate and Trust Assets (asset management and asset administration)—and meet diverse customer needs rapidly and accurately as a unified group that transcends business boundaries.

No.1 in Reliability

•

MUFG Group aims to be a truly reliable financial group and will strive to further enhance its financial health, implement thorough legal and other compliance and strengthen internal controls. Moreover, we will fulfill our responsibilities to society through enhancing customer satisfaction (CS), and pursuing CSR activities that contribute to society and to environmental conservation.

No.1 in Global Coverage

•

MUFG Group aims to use its Group strengths to the maximum, leveraging the leading global network amongst Japanese banks and talented staff well-versed in the business of each country to swiftly and precisely meet the requirements of customers globally.

Mitsubishi UFJ Financial Group, Inc.

(3) Key issues

MUFG Group has been developing growth strategies, such as a strategic capital and business alliances, etc. with Morgan Stanley, at the same time as Group banks completed, as scheduled, the transfer to the new systems in the 2008 fiscal year. Moreover, despite the global sharp decline in stock price after the so-called “Lehman shock,” MUFG Group has quickly endeavored to strengthen necessary equity capital, amid growing fear of debacles in relation to the financial system and the health of financial institutions.

Then, this time, the Medium-term Business Plan (FY2009—FY2011), including key issues and measures therefor was formulated, taking account of the difficult external conditions. Under conditions more difficult than ever before, MUFG Group will be more conscious of its social responsibility as a financial institution and will make efforts to smoothly provide funds, etc., as well as maintain sound equity capital. Further, when the business recession ends, MUFG Group intends to realize further earnings growth and shareholder returns, while maintaining efficiency and soundness. The following points are material issues in the Medium-term Business Plan, and MUFG Group will respond to the expectations of customers and society by globally providing products and services with the total power of the Group, as well as making efforts to enhance reliability as a financial institution.

(1) Strengthening of operating foundations

MUFG Group will surely realize the expansion of products and services brought about by the completion of the transfer to the new systems and realize the benefits of integration, such as synergies, etc., with respect to cost reduction, and MUFG Group will also promote complete efficiency in management. MUFG Group will endeavor to make cost structure more efficient by reducing staff members in headquarters, upon realizing simplification of headquarter organizations and upon realizing business efficiency, and then putting such staff members in the business offices or in the strategic area. Additionally, MUFG Group will also make efforts to reduce the amount of its holding equity securities, taking account of the use of the Bank of Japan and Banks’ Shareholdings Purchase Corporation, etc. and will aim to realize more sound financial foundations through risk return-oriented management.

With respect to capital, MUFG Group will work on the appropriate control and management of equity capital, regarding the trends of international reformation of regulations on equity capital.

(2) Exercise of comprehensive Group strengths

MUFG Group has positioned Retail, Corporate and Trust Assets as its three core businesses, and is promoting its growth strategies with a focus on these areas. In addition to the commercial bank, the trust bank and the securities company, MUFG Group includes top-class credit card, leasing, consumer finance, asset management, and other companies, as well as a U.S. bank (Union Bank). Furthermore, the integrated business groups established in the holding company exercise the comprehensive Group strengths beyond the business boundaries so that MUFG Group can respond promptly and accurately to customers’ needs and can globally provide its services focused on “quality” to the satisfaction of the customers.

In addition, MUFG Group, while concretizing the global alliance strategy with Morgan Stanley and promoting the CIB strategy, endeavors to strengthen its Asia-related businesses, which have high growth potential, and to improve its presence as a global management institution.

Mitsubishi UFJ Financial Group, Inc.

(3) Promotion of CSR management and strengthening the MUFG brand

MUFG Group will seek to enhance CS (customer satisfaction) through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities). For these purposes, each officer and employee of MUFG Group will subjectively think and act with a “customer-oriented approach” and “field-oriented approach.”

In June of last year, MUFG Group formulated the MUFG Environmental Action Policy and decided to spread an awareness of the urgency of environmental issues such as global warming, resource depletion and environmental pollution throughout MUFG and to advance specific environmental initiatives through incorporating those initiatives in its main business – finance. In its main business, MUFG Group will dedicate its efforts to create an environmentally conscious society by providing products and services that support individual customers’ responses to the environment.

On the other hand, MUFG Group continues to acknowledge the risks and issues with respect to compliance and will continue its efforts to further strengthen the group-wide internal control system. Looking ahead, based on our slogan “No. 1 in service, No. 1 in reliability, No. 1 in global coverage” we endeavor to maintain and strengthen the MUFG brand as one that is broadly supported and appreciated by people in society.

Mitsubishi UFJ Financial Group, Inc.

(4) Management Targets

MUFG has set a earnings target of 300.0 billion yen for the fiscal year ending March 31, 2010.

[Reference]

(in billions of Japanese yen)	For the fiscal year ending March 31, 2010	For the six months ending September 30, 2009	For the fiscal year ended March 31, 2009 (Results)	For the six months ended September 30, 2008 (Results)
Consolidated ordinary profits	600.0	220.0	82.8	188.1
Consolidated net income (loss)	300.0	100.0	(256.9)	92.0

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	785.0	340.0	710.8	359.5
Ordinary profits (losses)	320.0	115.0	(199.4)	37.8
Net income (loss)	175.0	65.0	(366.3)	25.0

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	120.0	55.0	131.5	78.5
Ordinary profits (losses)	60.0	25.0	50.8	53.4
Net income (loss)	40.0	15.0	16.8	31.9

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Assets:
Cash and due from banks	10,281,603	6,562,376
Call loans and bills bought	1,293,705	293,415
Receivables under resale agreements	7,099,711	2,544,848
Receivables under securities borrowing transactions	8,240,482	6,797,026
Monetary claims bought	4,593,198	3,394,519
Trading assets	11,898,762	17,452,426
Money held in trust	401,448	326,298
Securities	40,851,677	48,314,122
Allowance for losses on securities	(30,166)	(37,104)
Loans and bills discounted	88,538,810	92,056,820
Foreign exchanges	1,241,656	1,058,640
Other assets	5,666,981	7,795,056
Tangible fixed assets	1,594,214	1,380,900
Buildings	364,819	339,096
Land	775,670	763,647
Lease assets	—	2,631
Construction in progress	6,533	16,111
Other tangible fixed assets	447,192	259,413
Intangible fixed assets	975,043	1,209,783
Software	372,536	485,611
Goodwill	336,240	570,664
Lease assets	—	181
Other intangible fixed assets	266,265	153,326
Deferred tax assets	773,688	1,235,139
Customers’ liabilities for acceptances and guarantees	10,652,865	9,534,900
Allowance for credit losses	(1,080,502)	(1,185,266)

Total assets	192,993,179	198,733,906

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Liabilities:
Deposits	121,307,300	120,149,591
Negotiable certificates of deposit	7,319,321	7,570,547
Call money and bills sold	2,286,382	2,272,292
Payables under repurchase agreements	10,490,735	11,926,997
Payables under securities lending transactions	5,897,051	4,270,365
Commercial papers	349,355	141,436
Trading liabilities	5,944,552	9,868,818
Borrowed money	5,050,000	7,729,256
Foreign exchanges	972,113	804,425
Short-term bonds payable	417,200	323,959
Bonds payable	6,285,566	6,485,158
Due to trust accounts	1,462,822	1,798,223
Other liabilities	4,388,814	6,634,917
Reserve for bonuses	49,798	42,615
Reserve for bonuses to directors	434	150
Reserve for retirement benefits	64,771	94,623
Reserve for retirement benefits to directors	2,100	1,958
Reserve for loyalty award credits	8,079	8,854
Reserve for contingent losses	133,110	277,608
Reserve for losses relating to business restructuring	22,865	—
Reserves under special laws	4,639	3,339
Deferred tax liabilities	84,185	28,993
Deferred tax liabilities for land revaluation	199,402	194,228
Acceptances and guarantees	10,652,865	9,534,900

Total liabilities	183,393,470	190,163,264

Net assets:
Capital stock	1,383,052	1,620,896
Capital surplus	1,865,696	1,898,031
Retained earnings	4,592,960	4,168,625
Treasury stock	(726,001)	(6,867)

Total shareholders’ equity	7,115,707	7,680,685

Net unrealized gains (losses) on other securities	595,352	(776,397)
Net deferred gains (losses) on hedging instruments	79,043	111,001
Land revaluation excess	143,292	142,502
Foreign currency translation adjustments	(52,566)	(302,352)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	—	(51,822)

Total valuation and translation adjustments	765,121	(877,067)

Subscription rights to shares	2,509	4,650
Minority interests	1,716,370	1,762,372

Total net assets	9,599,708	8,570,641

Total liabilities and net assets	192,993,179	198,733,906

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Ordinary income	6,393,951	5,677,460
Interest income	3,867,924	3,448,391
Interest on loans and bills discounted	2,302,324	2,204,409
Interest and dividends on securities	785,581	677,776
Interest on call loans and bills bought	21,514	14,088
Interest on receivables under resale agreements	218,139	162,831
Interest on receivables under securities borrowing transactions	58,130	28,002
Interest on deposits	231,068	110,814
Other interest income	251,165	250,468
Trust fees	151,720	119,474
Fees and commissions	1,249,480	1,138,306
Trading income	365,315	253,056
Other business income	319,530	536,305
Other ordinary income	439,980	181,924
Ordinary expenses	5,364,938	5,594,652
Interest expenses	2,027,879	1,473,042
Interest on deposits	881,483	601,726
Interest on negotiable certificates of deposit	148,124	102,020
Interest on call money and bills sold	40,829	25,406
Interest on payables under repurchase agreements	338,068	249,366
Interest on payables under securities lending transactions	56,270	23,169
Interest on commercial papers	16,047	3,301
Interest on borrowed money	80,742	97,011
Interest on short-term bonds payable	3,016	4,416
Interest on bonds payable	178,121	159,996
Interest on bonds with warrants	8	—
Other interest expenses	285,167	206,626
Fees and commissions	175,921	168,229
Other business expenses	239,540	581,921
General and administrative expenses	2,157,843	2,104,589
Other ordinary expenses	763,753	1,266,869
Provision for allowance for credit losses	28,789	192,281
Others	734,963	1,074,588

Ordinary profits	1,029,013	82,807

Extraordinary gains	110,399	159,070
Gains on disposition of fixed assets	34,532	13,347
Gains on loans written-off	39,875	38,267
Reversal of reserve for contingent liabilities from financial instruments transactions	—	1,304
Gains on sales of equity securities of subsidiaries	16,075	32,472
Gains on business divestitures of subsidiaries	10,810	—
Gains on changes in subsidiaries’ equity	6,985	—
Reversal of reserve for contingent losses	2,120	—
Prior year adjustments	—	58,904
Impact upon the adoption of the Accounting standard for lease transactions	—	6,186
Others	—	8,587
Extraordinary losses	118,533	126,816
Losses on disposition of fixed assets	15,142	27,008
Losses on impairment of fixed assets	14,719	15,842
Provision for reserve for contingent liabilities from financial instruments transactions	752	—
Provision for reserve for losses related to business restructuring	64,049	6
Prior year adjustments	23,869	—
Expenses relating to systems integration	—	83,958

Income before income taxes and others	1,020,879	115,061

Income taxes - current	100,129	85,808
Income taxes - deferred	201,091	216,131

Total taxes	—	301,939

Minority interests	83,034	70,073

Net income (loss)	636,624	(256,952)

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,383,052
Changes during the period
Issuance of new shares	—	237,844

Total changes during the period	—	237,844

Balance at the end of the period	1,383,052	1,620,896

Capital surplus
Balance at the end of the previous period	1,916,300	1,865,696
Changes during the period
Issuance of new shares	—	239,579
Disposition of treasury stock	(50,604)	(207,243)

Total changes during the period	(50,604)	32,335

Balance at the end of the period	1,865,696	1,898,031

Retained earnings
Balance at the end of the previous period	4,102,199	4,592,960
Changes in accounting standards in overseas consolidated subsidiaries	—	(5,970)
Changes during the period
Dividends from retained earnings	(141,327)	(153,338)
Net income (loss)	636,624	(256,952)
Reversal of land revaluation excess	5,044	1,026
Increase in companies accounted for under the equity method	(147)	—
Decrease in companies accounted for under the equity method	(81)	—
Changes in accounting standards in overseas consolidated subsidiaries	(9,217)	—
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK	(133)	—
Change of scope of consolidation	—	1,938
Change of application of equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)

Total changes during the period	490,760	(418,364)

Balance at the end of the period	4,592,960	4,168,625

Treasury stock
Balance at the end of the previous period	(1,001,470)	(726,001)
Changes during the period
Acquisition of treasury stock	(152,052)	(922)
Disposition of treasury stock	427,522	720,055

Total changes during the period	275,469	719,133

Balance at the end of the period	(726,001)	(6,867)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Total shareholders’ equity
Balance at the end of the previous period	6,400,081	7,115,707
Changes in accounting standards in overseas consolidated subsidiaries	—	(5,970)
Changes during the period
Issuance of new shares	—	477,423
Dividends from retained earnings	(141,327)	(153,338)
Net income (loss)	636,624	(256,952)
Acquisition of treasury stock	(152,052)	(922)
Disposition of treasury stock	376,917	512,812
Reversal of land revaluation excess	5,044	1,026
Increase in companies accounted for under the equity method	(147)	—
Decrease in companies accounted for under the equity method	(81)	—
Changes in accounting standards in overseas consolidated subsidiaries	(9,217)	—
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK.	(133)	—
Change of scope of consolidation	—	1,938
Change of application of equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)

Total changes during the period	715,625	570,948

Balance at the end of the period	7,115,707	7,680,685

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the end of the previous period	2,054,813	595,352
Changes during the period
Net changes in items other than shareholders’ equity	(1,459,461)	(1,371,749)

Total changes during the period	(1,459,461)	(1,371,749)

Balance at the end of the period	595,352	(776,397)

Net deferred gains (losses) on hedging instruments
Balance at the end of the previous period	(56,429)	79,043
Changes during the period
Net changes in items other than shareholders’ equity	135,472	31,958
Total changes during the period	135,472	31,958
Balance at the end of the period	79,043	111,001
Land revaluation excess
Balance at the end of the previous period	148,281	143,292
Changes during the period
Net changes in items other than shareholders’ equity	(4,989)	(789)

Total changes during the period	(4,989)	(789)

Balance at the end of the period	143,292	142,502

Foreign currency translation adjustments
Balance at the end of the previous period	(26,483)	(52,566)
Changes during the period
Net changes in items other than shareholders’ equity	(26,082)	(249,786)

Total changes during the period	(26,082)	(249,786)

Balance at the end of the period	(52,566)	(302,352)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the end of the previous period	—	—
Changes during the period
Net changes in items other than shareholders' equity	—	(51,822)

Total changes during the period	—	(51,822)

Balance at the end of the period	—	(51,822)

Total valuation and translation adjustments
Balance at the end of the previous period	2,120,183	765,121
Changes during the period
Net changes in items other than shareholders’ equity	(1,355,061)	(1,642,189)

Total changes during the period	(1,355,061)	(1,642,189)

Balance at the end of the period	765,121	(877,067)

Subscription rights to shares
Balance at the end of the previous period	0	2,509
Changes during the period
Net changes in items other than shareholders’ equity	2,508	2,141

Total changes during the period	2,508	2,141

Balance at the end of the period	2,509	4,650

Minority interests
Balance at the end of the previous period	2,003,434	1,716,370
Changes during the period
Net changes in items other than shareholders’ equity	(287,064)	46,002

Total changes during the period	(287,064)	46,002

Balance at the end of the period	1,716,370	1,762,372

Total net assets
Balance at the end of the previous period	10,523,700	9,599,708
Changes in accounting standards in overseas consolidated subsidiaries	—	(5,970)
Changes during the period
Issuance of new shares	—	477,423
Dividends from retained earnings	(141,327)	(153,338)
Net income (loss)	636,624	(256,952)
Acquisition of treasury stock	(152,052)	(922)
Disposition of treasury stock	376,917	512,812
Reversal of land revaluation excess	5,044	1,026
Increase in companies accounted for under the equity method	(147)	—
Decrease in companies accounted for under the equity method	(81)	—
Changes in accounting standards in overseas consolidated subsidiaries	(9,217)	—
Unrecognized actuarial difference based on accounting standard for retirement benefits in UK	(133)	—
Change of scope of consolidation	—	1,938
Change of application of equity method	—	5,763
Prior year adjustments on retained earnings of companies accounted for under the equity method	—	(16,802)
Net changes in items other than shareholders' equity	(1,639,617)	(1,594,045)

Total changes during the period	(923,991)	(1,023,097)

Balance at the end of the period	9,599,708	8,570,641

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Cash flows from operating activities:
Income before income taxes and others	1,020,879	115,061
Depreciation	341,384	243,342
Impairment losses	14,719	15,842
Amortization of goodwill	14,397	24,618
Amortization of negative goodwill	(4,611)	(1,386)
Equity in losses (gains) of affiliates	(13,042)	38
Increase (decrease) in allowance for credit losses	(109,487)	(23,276)
Increase (decrease) in allowance for losses on securities	4,015	7,237
Increase (decrease) in reserve for bonuses	(3,488)	(5,739)
Increase (decrease) in reserve for bonuses to directors	195	(278)
Increase (decrease) in reserve for retirement benefits	(1,502)	27,761
Increase (decrease) in reserve for retirement benefits to directors	858	(230)
Increase (decrease) in reserve for loyalty award credits	2,870	775
Increase (decrease) in reserve for contingent losses	17,224	(77,829)
Increase (decrease) in reserve for losses relating to business restructuring	22,865	(22,865)
Interest income recognized on statement of income	(3,867,924)	(3,448,391)
Interest expenses recognized on statement of income	2,027,879	1,473,042
Losses (gains) on securities	(6,135)	327,841
Losses (gains) on money held in trust	(10,595)	(1,446)
Foreign exchange losses (gains)	1,353,236	247,866
Losses (gains) on sales of fixed assets	(19,389)	13,660
Net decrease (increase) in trading assets	(2,367,363)	(3,457,877)
Net increase (decrease) in trading liabilities	1,671,767	996,467
Adjustment of unsettled trading accounts	68,190	(287,703)
Net decrease (increase) in loans and bills discounted	(3,737,986)	(4,152,604)
Net increase (decrease) in deposits	2,755,219	246,509
Net increase (decrease) in negotiable certificates of deposit	254,850	360,423
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	65,668	2,721,483
Net decrease (increase) in due from banks (excluding cash equivalents)	(256,946)	3,389,142
Net decrease (increase) in call loans and bills bought and others	(2,806,455)	3,880,764
Net decrease (increase) in receivables under securities borrowing transactions	(1,548,164)	1,151,299
Net increase (decrease) in call money and bills sold and others	2,158,359	4,386,894
Net increase (decrease) in commercial papers	(270,808)	(166,634)
Net increase (decrease) in payables under securities lending transactions	741,912	(1,392,369)
Net decrease (increase) in foreign exchanges (assets)	112,665	173,717
Net increase (decrease) in foreign exchanges (liabilities)	(29,666)	(164,405)
Net increase (decrease) in short-term bonds payable	77,200	(105,240)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(167,846)	(227,605)
Net increase (decrease) in due to trust accounts	(79,626)	335,401
Interest income (cash basis)	3,849,805	3,544,139
Interest expenses (cash basis)	(1,971,625)	(1,506,951)
Other	(1,465,733)	(445,520)

Sub-total	(2,162,235)	8,194,974

Income taxes	(118,896)	(69,164)

Net cash provided by (used in) operating activities	(2,281,132)	8,125,809

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Cash flows from investing activities:
Purchases of securities	(73,426,912)	(115,545,508)
Proceeds from sales of securities	50,575,928	75,981,958
Proceeds from redemption of securities	27,043,608	30,823,155
Increase in money held in trust	(271,998)	(297,208)
Decrease in money held in trust	341,669	362,057
Purchases of tangible fixed assets	(276,668)	(152,685)
Purchases of intangible fixed assets	(247,920)	(344,540)
Proceeds from sales of tangible fixed assets	133,787	60,426
Proceeds from sales of intangible fixed assets	1,521	191,970
Proceeds from business divestitures	11,516	—
Purchases of equity of consolidated subsidiaries	(22,931)	(389,513)
Proceeds from sales of equity of consolidated subsidiaries	250	84,995
Increase related to purchases of subsidiaries’ equity affecting the scope of consolidation	28,179	758
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(4,543)	(100,094)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	18,939	10,874
Other	—	(266)

Net cash provided by (used in) investing activities	3,904,426	(9,313,619)

Cash flows from financing activities:
Increase in subordinated borrowings	210,000	193,050
Decrease in subordinated borrowings	(260,300)	(404,500)
Increase in subordinated bonds payable and bonds with warrants	252,229	917,900
Decrease in subordinated bonds payable and bonds with warrants	(206,808)	(307,752)
Proceeds from issuance of stocks	—	671,595
Proceeds from issuance of common stock to minority shareholders	155,509	320,610
Decrease in redemption of preferred stocks	(106,000)	(91,030)
Decrease in lease liabilities	—	(358)
Dividend paid by MUFG	(141,327)	(153,245)
Dividend paid by subsidiaries to minority shareholders	(65,507)	(69,137)
Repayments to minority shareholders	—	(135)
Purchases of treasury stock	(151,364)	(328)
Proceeds from sales of treasury stock	780	123,418
Purchases of treasury stock by consolidated subsidiaries	(12,462)	(7,714)
Proceeds from sales of treasury stock by consolidated subsidiaries	166	14
Other	(2,937)	0

Net cash provided by (used in) financing activities	(328,022)	1,192,387

Effect of foreign exchange rate changes on cash and cash equivalents	(34,202)	(194,549)

Net increase (decrease) in cash and cash equivalents	1,261,069	(189,972)

Cash and cash equivalents at the beginning of the period	2,961,153	4,222,222

Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	—	(236)

Cash and cash equivalents at the end of the period	4,222,222	4,032,013

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

Mitsubishi UFJ Financial Group, Inc.

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 256

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Co., Ltd.

The Senshu Bank, Ltd.

The Master Trust Bank of Japan, Ltd.

kabu.com Securities Co., Ltd.

Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

NBL Co., Ltd.

The Mitsubishi UFJ Factors Limited

Mitsubishi UFJ Research & Consulting Co., Ltd.

MU Frontier Servicer Co., Ltd.

Mitsubishi UFJ Capital Co., Ltd.

KOKUSAI Asset Management Co., Ltd.

Mitsubishi UFJ Asset Management Co., Ltd.

MU Investments Co., Ltd.

Mitsubishi UFJ Real Estate Services Co., Ltd.

UnionBanCal Corporation

Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.

Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)

Mitsubishi UFJ Global Custody S.A.

PT. Bank Nusantara Parahyangan Tbk.

Mitsubishi UFJ Securities International plc

Mitsubishi UFJ Securities (USA), Inc.

Mitsubishi UFJ Trust International Limited

Mitsubishi UFJ Securities (HK) Holdings, Limited

BTMU Capital Corporation

BTMU Leasing & Finance, Inc.

PT U Finance Indonesia

PT. BTMU-BRI Finance

In the current fiscal year, ACOM CO., LTD. and 28 other companies were newly consolidated following additional capital injection into or acquisition of additional shares in such companies, or their organization or for other reasons.

In the current fiscal year, Tokai Finance(Curacao) N.V. and 14 other companies were excluded from the scope of consolidation due to their dissolution or merger or for other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not consolidated even though MUFG Group owns the majority of votes:

(A)	Hygeia Co., Ltd.

This company was established as a property management agent for a land trust project as passive investment without any intent to control.

(B)	THCAP investment Limited Partnership

Shonan Sangakurenkei Fund Investment Limited Partnership

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation and 6 other companies

MUFG’s consolidated venture capital subsidiaries participate in the management of partnerships as unlimited liability partners or own the majority of votes as passive investments without any intent to control.

(4)	Special Purpose Company:

(A)	its summary and transactions

Mitsubishi UFJ NICOS Co., Ltd. (MUN), a consolidated subsidiary of MUFG, securitizes loan claims in order to diversify and stabilize its funding through special purpose companies (SPCs), mainly established in the Cayman Islands. MUN creates a trust in respect of loan claims and the trust issues beneficial interests in the loan claims including preferred and subordinated trust beneficiary interests, MUN sells only the preferred trust beneficiary interests to SPCs. The SPCs issue bonds backed by, or obtain loans through pledges of, the preferred trust beneficiary interests. MUN receives the proceeds from the issuance of such bonds or the loans so obtained for the sale to the SPCs of the preferred trust beneficiary interests.

Mitsubishi UFJ Financial Group, Inc.

MUN provides collection services to the SPCs and retains the subordinated trust beneficiary interests and a portion of the proceeds from the sale of the preferred trust beneficiary interests. MUN provides an appropriate allowance for losses on the trust assets with respect to the interests in loans not collected.

MUN has two SPCs as of March 31, 2009. As a result of claim liquidation, their total assets (simple sum) are ¥ 1,026 million and their total liabilities (simple sum) are ¥ 961 million.

Neither MUFG nor MUFG’s consolidated subsidiaries hold any voting shares in the SPCs or appoint or send any board member nor any employee to the SPCs.

(B)	Transactions with the SPCs for the fiscal year ended March 31, 2009

	(in millions yen)
	principal transaction amount or balance as of the end of the fiscal year	principal profit and loss
		(items)	(amount)
Transferred preferred beneficiary rights

Loans	—	Gains on sales	—

Accounts Receivable	19	Gains on distribution	—

Loans subject to collection services	958	Income from collection business	958

(Notes)

(1)	Gains on distribution on subordinated trust beneficiary interests (¥ 10,536 million) are presented in “Interest Income”.
(2)	Income from collection business is presented in “Interest Income”.

2.	Application of Equity Method

(1)	Number of affiliates accounted for under the equity method: 59

Principal companies

The Chukyo Bank, Ltd.	JACCS CO., LTD.
The Gifu Bank, Ltd.	JALCARD, INC.
Jibun Bank Corporation	Mitsubishi Research Institute DCS Co., Ltd.
Mitsubishi UFJ Lease & Finance Company Limited	Dah Sing Financial Holdings Limited
BOT Lease Co., Ltd.	Kim Eng Holdings Limited
Mobit Co., Ltd.

In the current fiscal year, JALCARD, INC. and 21 other companies were newly accounted for under the equity method following additional capital injection or for other reasons.

In the current fiscal year, ACOM CO., LTD. and 5 other companies were no longer accounted for under the equity method as they were no longer MUFG’s affiliates due to sale of ownership, merger, consolidation or other reasons.

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated subsidiaries and affiliates not accounted for under the equity method

Principal companies

SCB Leasing Public Company Limited

This affiliate is not accounted for under the equity method because MUFG’s share ownership in its net income, retained earnings or deferred gains and losses on hedging instruments do not have a material impact on the consolidated financial statements of MUFG.

(3)	Entities not recognized as affiliates in which MUFG owns 20% to 50% of the voting rights:

(A)	Japan Medical Information Research Institute, Inc. and 15 other companies

MUFG’s consolidated venture capital subsidiaries own 20% to 50% of votes as passive investments without any intent to control.

(B)	RYOGOKU CITY CORE Co., Ltd

This company was established as a property management agent for a land trust project as passive investment without any intent to control.

3.	The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries are as follows:

May 31:	2 subsidiaries
June 30:	1 subsidiary
August 31:	1 subsidiary
October 31:	1 subsidiary
December 31:	139 subsidiaries
January 24:	22 subsidiaries
January 31:	1 subsidiary
February 28:	3 subsidiaries
March 31:	86 subsidiaries

(2)	2 subsidiaries with a balance sheet date as of May 31 are consolidated based on their preliminary financial statements as of February 28.

A subsidiary with a balance sheet date as of June 30 is consolidated based on its preliminary financial statements as of December 31.

A subsidiary with a balance sheet date as of August 31 is consolidated based on its preliminary financial statements as of March 31.

A subsidiary with a balance sheet date as of October 31 is consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above are consolidated based on the financial statements as of their balance sheet dates.

Adjustments are made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

Mitsubishi UFJ Financial Group, Inc.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“Trading transactions”) are presented in “Trading assets” and “Trading liabilities” in the consolidated balance sheets on a trade date basis, and gains and losses from trading transactions are presented in “Trading income” and “Trading expenses” in the consolidated statements of income on a trade date basis.

Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(a)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Investments in non-consolidated affiliates not accounted for under the equity method are stated at acquisition costs computed under the moving average method. Other securities with quoted market prices are stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method) and other securities for which quoted market prices are not available are stated at acquisition costs or amortized costs as computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(Additional information)

Floating-rate Japanese government bonds included in “Securities” were previously evaluated based on their market prices. Based on our determination that their market prices as of March 31, 2009 cannot be deemed as fair values due to the current market environment, such bonds have been valued based on reasonable estimates in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No.25, October 28, 2008).

This change resulted in a ¥92,364 million increase in “Securities”, a ¥31,267 million decrease in “Deferred tax assets” and a ¥61,097 million increase in “Net unrealized gains (losses) on other securities”.

The estimated values of floating-rate Japanese government bonds are calculated by discounting future cash flows estimated from their yields and other factors at discount rates based on their yields considering the values of embedded options and liquidity premiums obtained from historical market data.

Securitized products reclassified to “Debt securities being held to maturity” or some of those backed by corporate loans included in “Other securities” were previously valued based on prices quoted by brokers, information vendors or other sources as a substitution for market values. Starting in the current fiscal year, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation.

Some of the securitized products were reclassified to “Debt securities being held to maturity” based on reasonably estimated amounts.

This change resulted in a ¥317,618 million increase in “Monetary claims bought”, a ¥5,559 million increase in “Securities”, a ¥44,987 million decrease in “Deferred tax assets”, a ¥147,019 million increase in “Net unrealized gains (losses) on other securities”, a ¥131,171 million decrease in “Other business expenses” and a ¥131,171 million increase in “Ordinary profits” and in “Income before income taxes and others” respectively for the fiscal year ended March 31, 2009.

Mitsubishi UFJ Financial Group, Inc.

Reasonable estimates of securitized products backed by corporate loans are obtained using both (A) the amounts calculated by discounting future cash flows estimated based on our determination, through an analysis of the relevant loans, of the probability of bankruptcy of the borrowers and pre-payment on the loans and other factors at discount rates based on their yields, considering liquidity premiums obtained from historical market data and (B) prices quoted by brokers, information vendors or other sources.

With respect to securitized products other than those mentioned above, reasonable estimates are obtained using prices quoted by brokers, information vendors or other sources based on various periodical monitoring methods, including price comparisons among similar products, price trend analyses on individual products, and compatibility analyses against market indices.

(b)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivatives transactions (other than trading transactions) are calculated primarily based on fair value.

(4)	Depreciation

(a)	Fixed tangible assets (except for lease assets)

Depreciation for tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and trust banking subsidiaries is computed under the declining-balance method and an estimated amount of annual depreciation is amortized for a period.

The estimated useful lives are as follows:

Buildings:             15 years to 50 years

Equipment:             2 years to 20 years

Depreciation for tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(b)	Intangible fixed assets (except for lease assets)

Depreciation for intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and depreciated under the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that were deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Bonds are stated at amortized costs (using the straight-line method). Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds and notes in accordance with ASBJ PITF No.19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

Mitsubishi UFJ Financial Group, Inc.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the fair value of principal and interest, which is calculated using estimated cash flows discounted at the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments. The allowances presented above reflect these internally audited assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs is ¥980,079 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Allowances for losses on investment securities

Allowances for losses on investment securities are provided based on assessments of each issuer’s financial condition and other relevant factors.

(8)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated accrued on the consolidated balance sheet date.

(10)	Reserve for retirement benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the services are provided.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the services were provided.

(11)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for payments of retirement benefits to directors, is recorded in the amount deemed accrued at the consolidated balance sheet date based on the estimated amount of benefits.

Mitsubishi UFJ Financial Group, Inc.

(12)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

(13)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans which are estimated based on the past and pending claims.

(14)	Reserve for losses related to business restructuring

Reserve for losses related to business restructuring is provided for estimated future losses related to business restructuring in consolidated subsidiaries.

(15)	Reserves under special laws

Reserves under special laws represents the ¥3,339 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(16)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates in effect on the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates in effect on the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates in effect on the consolidated balance sheet date.

(17)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales and costs of goods sold.

(Changes in accounting policies)

Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases. However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13, March 30, 2007) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No.16, March 30, 2007) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in the current fiscal year.

Mitsubishi UFJ Financial Group, Inc.

(As lessees)

The adoption of the new standard did not have a material impact on the consolidated financial statements.

(As lessors)

The adoption of the new standard resulted in a ¥114,746 million decrease in “Ordinary income” (including a ¥8,949 million increase in “Interest income” and a ¥123,696 million decrease in “Other ordinary income”), a ¥114,996 million decrease in “Ordinary expenses” (including a ¥111,450 million decrease in “Other ordinary expenses”), a ¥250 million increase in “Ordinary profits”, a ¥6,186 million increase in “Extraordinary gains” and a ¥6,436 million increase in “Income before income taxes and others” for the fiscal year ended March 31, 2009.

(18)	Hedge accounting

(A)	Hedge accounting for interest rate risks

(a)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from monetary assets and liabilities. Individual hedging or portfolio hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No.24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No.14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

(b)	With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No.24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

(c)	With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No.24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between hedged items and hedging instruments.

(d)	As of March 31, 2003, deferred hedge losses and gains were recorded in the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No.15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting as of March 31, 2008 are ¥13,512 million (before tax effect adjustment) and ¥22,597 million (before tax effect adjustment), respectively.

(B)	Hedge accounting for foreign currency risks

(a)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for foreign currency risks arising from monetary assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Mitsubishi UFJ Financial Group, Inc.

(b)	Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in subsidiaries denominated in foreign currencies while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from foreign securities (other than bonds). Portfolio hedging and individual hedging are applied to determine hedged items. Liabilities denominated in foreign currencies and forward exchange contracts are used as hedging instruments.

(C)	Transactions among consolidated companies

Derivative transactions, including interest rate swaps and currency swaps which are designated as hedging instruments, among consolidated companies or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income and related gains and losses are recognized or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No.24 and No.25 to be regarded as equivalent to external third party transactions.

(19)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting so long as they are created in accordance with the International Financial Reporting Standards (“IFRS”) or U.S. GAAP.

If they are created in accordance with a generally accepted accounting principles in each domicile country and not with IFRS nor U.S.GAAP, the financial statements of foreign subsidiaries are adjusted in accordance with U.S. GAAP and in the process of consolidation.

(Changes in accounting policy)

(A)	“Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No.18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in the current fiscal year. The adoption of the practical solution resulted in a ¥1,971 million decrease in “Ordinary profits” and in “Income before income taxes and others” respectively for the fiscal year ended March 31, 2009.

(B)	IAS39 “Financial Instruments: Recognition and Measurement”

IAS 39 “Financial Instruments: Recognition and Measurement” was amended on October 13, 2008, effective as of July 1, 2008. Starting in the current fiscal year, certain overseas consolidated subsidiaries, whose balance sheet date is December 31, have adopted this amendment, retroactively as of July 1, 2008. As a result of this adoption, some of the securities that were previously included in “Trading Securities” have been reclassified as “Debt securities being held to maturity”and “Other securities”. This change resulted in a ¥29,093 million increase in “Ordinary profits” and in “Income before income taxes and others” respectively for the fiscal year ended March 31, 2009. Please refer to “6.Reclassified securities” in “Securities”.

(Additional information)

Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with “Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (FASB Statement No.158) and which was previously deducted from net assets and allocated to “Other assets” or “Reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “Pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets.

Mitsubishi UFJ Financial Group, Inc.

This change resulted in a ¥430 million decrease in “Other assets”, a ¥97,403 million increase in “Reserve for retirement benefits”, a ¥39,641 million decrease in “Deferred tax liabilities” and a ¥6,311 million decrease in “Minority interests”.

5.	Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are stated at their fair values on the balance sheet dates of the subsidiaries.

6.	Amortization of Goodwill

Goodwill or negative goodwill on Mitsubishi UFJ Securities Co., Ltd., kabu.com Securities Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., ACOM CO., LTD. and UnionBanCal Corporation and equivalent of goodwill or negative goodwill on JACCS CO., LTD. and JALCARD,INC.are amortized using the a straight-line method over 20 years starting from the period of the consolidation. Other goodwill, negative goodwill and their equivalents with insignificant balances are expensed as incurred.

7.	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

Mitsubishi UFJ Financial Group, Inc.

Changes in Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

(Net presentation of derivative instruments subject to master netting agreements)

Beginning in the current fiscal year, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties.

MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.

This change resulted in a ¥5,920,325 million increase in “Trading assets”, a ¥6,044,534 million increase in “Trading liabilities”, a ¥1,550,996 million increase in “Other assets” and a ¥1,426,787 million increase in “Other liabilities” as of March 31, 2009.

This change resulted in Cash flows from operating activities of the Consolidated Statements of Cash Flows a ¥1,866,660 million decrease in “Net decrease (increase) in trading assets”, a ¥1,954,111 million increase in “Net increase (decrease) in trading liabilities” and a ¥87,541 million decrease in “Others”.

(Tentative Solution on Reclassification of Debt Securities)

Domestic consolidated banking subsidiaries of MUFG adopted “Tentative Solution on Reclassification of Debt Securities” (ASBJ PITF No.26, December 5, 2008) beginning in the current fiscal year and reclassified some of “Other securities” as “Debt securities being held to maturity” on January 30, 2009.

This change resulted in a ¥9,046 million increase in “Monetary claims bought”, a ¥19,884 million decrease in “Deferred tax assets” and a ¥10,837 million decrease in “Net unrealized gains (losses) on other securities”. Please refer to “6.Reclassified securities” in “Securities”.

New Presentation Rule

(Consolidated balance sheets)

Starting in the current fiscal year, Lease claims and lease investment assets are presented in “Other assets” in accordance with the revisions to the forms appended to the “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) by the “Cabinet Office Ordinance to Amend Part of Banking Law Enforcement Regulations” (Cabinet Office Ordinance No. 44, July 11, 2008). This revised form is applied from the fiscal year starting on and after April 1, 2008. As a result, lease claims on finance leases made by foreign subsidiaries, which were presented in “Loans and bills discounted”, and lease investment assets, which were included in “Other tangible fixed assets” or “Other intangible fixed assets”, are presented in “Other assets”.

“Other assets”, which was previously reported as part of “Loans and bills discounted”, was ¥288,067 million as of March 31, 2008.

“Other assets”, which was previously reported as part of “Other tangible fixed assets”, was ¥12,411 million as of March 31, 2008.

“Other assets”, which was previously reported as part of “Other intangible fixed assets”, was ¥283 million as of March 31, 2008.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated balance sheet)

1.	“Securities” includes ¥192,702 million of stocks and ¥2,722 million of other investments in affiliates.

2.	“Securities” includes ¥35 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge.

For borrowed securities under securities borrowing transactions and securities purchased under resale agreements, that permit MUFG Group to sell or pledge securities without restrictions, ¥4,501,727 million is pledged, ¥617,411 million is loaned and ¥13,357,629 million is held by MUFG Group at the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥147,810 million.

Non-accrual delinquent loans: ¥950,262 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest due to the borrower’s weakened financial condition.

4.	Loans past due for 3 months or more: ¥25,421 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥406,292 million.

Restructured loans represent loans renegotiated at concessionary terms, including reduction or deferral of interest or principal and waiver of the claims, due to the borrower’s weakened financial condition, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,529,787 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No.24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills is ¥821,028 million.

8.	Assets pledged as collateral are as follows:

Cash and due from banks:	¥1,807 million
Trading assets:	¥780,740 million
Securities:	¥2,898,317 million
Loans and bills discounted:	¥2,576,819 million
Other assets:	¥403 million
Tangible fixed assets:	¥604 million
Intangible fixed assets:	¥654 million

Mitsubishi UFJ Financial Group, Inc.

Liabilities related to pledged assets are as follows:

Deposits:	¥445,370 million
Call money and bills sold:	¥565,000 million
Trading liabilities:	¥88,680 million
Borrowed money:	¥4,479,119 million
Bonds payable:	¥25,823 million
Acceptances and guarantees:	¥1,124 million

In addition to the items listed above, ¥39,022 million of cash and due from banks, ¥765,299 million of monetary claims bought, ¥339,393 million of trading assets, ¥10,006,346 million of securities, ¥7,976,256 million of loans and bills discounted, and ¥4,551 million of other assets have been pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions.

¥6,172,468 million of trading assets and ¥6,898,165 million of securities have been sold under repurchase agreements or loaned under secured lending transactions. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions are ¥9,239,668 million and ¥3,599,956 million, respectively.

Bills rediscounted are accounted for as financial transactions in accordance with Industry Audit Committee Report No.24. The total face value of rediscounted bank acceptances bought, commercial bills discounted, documentary bills and bills of exchange rediscounted is ¥22,802 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities is ¥67,679,162 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial conditions or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No.34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which are recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiary	March 31, 1998

Domestic consolidated trust banking subsidiary	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No.119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance”, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

Some of MUFG’s equity method affiliates have revalued their land used for business operations as of March 31, 2002.

Mitsubishi UFJ Financial Group, Inc.

11.	Accumulated depreciation on tangible fixed assets: ¥1,090,331 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥89,825 million.

13.	Borrowed money includes ¥989,300 million of subordinated borrowings.

14.	Bonds payable include ¥3,615,686 million of subordinated bonds.

15.	Goodwill and negative goodwill are net out and presented in "Other assets". The balances of goodwill and negative goodwill before net out are follows :

Goodwill:	¥601,301 million
Negative goodwill:	¥30,637 million

Balance after net out:	¥570,664 million

16.	Allowance for credit loss includes the portion of the estimated losses on claims for repayment of excess interest payments that is allocated to repayment on principal and other assets in the amount of ¥133,266 million.

17.	The principal amounts of money trusts and loan trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers is guaranteed, are ¥1,147,334 million and ¥122,073 million, respectively.

18.	Guarantee obligations for private placement bonds in “Securities” (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) is ¥2,874,625 million.

(Consolidated statements of income)

1.	“Other ordinary income” includes ¥106,275 million of gains on sales of equity securities.

2.	“Other ordinary expenses” includes ¥479,583 million of write down of equity securities and ¥411,276 million of write-offs of loans.

3.	“Prior year adjustments” represents adjustments consisting of ¥43,215 million arising from the difference between the acquisition cost recorded at a consolidated subsidiary and that recorded in the consolidated financial statements resulting from the impairment loss on securities acquired through the merger with UFJ Holdings, Inc. and ¥15,689 million resulting from hedging transactions for foreign currency risks arising from foreign securities.

4.	“Loss (gain) on adjustment for changes to accounting standards for lease transactions” represents adjustments resulting from the changes in accounting standards for lease transactions entered into by the consolidated leasing subsidiaries as lessors.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated statement of changes in net assets)

1.	Detailed information regarding outstanding shares (Thousand shares)

	Number of shares as of March 31, 2008	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2009	Notes
Outstanding shares
Common stock	10,861,643	786,716	—	11,648,360	(1)
Preferred stock first series of class 3	100,000	—	—	100,000
Preferred stock first series of class 5	—	156,000	—	156,000	(2)
Preferred stock class 8	17,700	—	17,700	—	(3)
Preferred stock class 11	1	—	—	1
Preferred stock class 12	33,700	—	33,700	—	(4)
Total	11,013,044	942,716	51,400	11,904,361
Treasury stock
Common stock	504,262	4,743	499,844	9,161	(5)
Preferred stock class 8	—	17,700	17,700	—	(6)
Preferred stock class 12	—	33,700	33,700	—	(7)
Total	504,262	56,143	551,244	9,161

(1)	Increase in the number of common stock by 786,716 thousand shares was due to the issuance in connection with the acquisition of preferred stock class 8, the additional issuance of shares in response to requests for repurchase of preferred stock class 12, and the public offering and a third-party allotment.
(2)	Increase in the number of preferred stock first series of class 5 by 156,000 thousand shares was due to a third-party allotment.
(3)	Decrease in the number of preferred stock class 8 by 17,700 thousand shares was due to cancellation upon prior to the expiration of the repurchase period.
(4)	Decrease in the number of preferred stock class 12 by 33,700 thousand shares was due to cancellation upon repurchase in response to requests for repurchase.
(5)	Increase in the number of common stock held in treasury by 4,743 thousand shares was mainly due to repurchase of stocks constituting less than a unit and an increase in the number of shares held by subsidiaries and affiliates.

Decrease in the number of common stock held in treasury by 499,844 thousand shares was mainly due to sale of shares in response to requests made by shareholders holding shares constituting less than a unit, exercise of stock options, share exchanges, and a decrease in the number of shares held by affiliates.

(6)	Increase in the number of preferred stock class 8 held in treasury by 17,700 thousand shares was due to repurchase prior to the expiration of the repurchase period. Its decrease by 17,700 thousand shares was due to cancellation of those shares.
(7)	Increase in the number of preferred stock class 12 held in treasury by 33,700 thousand shares was due to requests for repurchase. Its decrease by 33,700 thousand shares was due to cancellation of those shares.

Mitsubishi UFJ Financial Group, Inc.

2.	Information regarding subscription rights to shares

Issuer	Type of Subscription rights to shares	Type of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2009 (¥ million)
			As of March 31, 2008	Increase	Decrease	As of March 31, 2009
MUFG	Subscription rights to shares (Treasury shares)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					4,650
Consolidated subsidiaries (Treasury shares)		—					0 (—)
Total		—					4,650 (—)

3.	Detailed information regarding cash dividends

(1)	Dividends paid in the fiscal year ended March 31, 2009

Date of approval	Type of shares	Total Dividends (¥ million)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 27, 2008	Common stock	72,525	7	March 31, 2008	June 27, 2008
	Preferred stock first series of class 3	3,000	30
	Preferred stock class 8	140	7.95
	Preferred stock class 11	0	2.65
	Preferred stock class 12	193	5.75
Board of directors meeting on November 18, 2008	Common stock	74,428	7	September 30, 2008	December 10, 2008
	Preferred stock first series of class 3	3,000	30
	Preferred stock class 11	0	2.65
	Preferred stock class 12	64	5.75

The total amount of dividends above includes ¥14 million paid to consolidated subsidiaries.

(2)	Dividends with record dates before March 31, 2009 and effective dates after April 1, 2009

Date of approval (scheduled)	Type of shares	Total Dividends (¥ million)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 26, 2009	Common shares	58,237	Retained earnings	5	March 31, 2009	June 26, 2009
	Preferred shares first series of class 3	3,000		30
	Preferred shares first series of class 5	6,708		43
	Preferred stock class 11	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

1.	The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet.

As of March 31, 2009

Cash and due from banks on the consolidated balance sheet:	¥6,562,376 million
(-) Time deposits and negotiable certificates of deposit in other banks:	¥(2,530,362 million	)

Cash and cash equivalents:	¥4,032,013 million

2.	Principal assets and liabilities of newly consolidated subsidiaries due to acquisition of stocks

Principal assets and liabilities of newly consolidated subsidiaries, ACOM CO., LTD. and other 16 companies, due to acquisition of stocks at the beginning of consolidation and expenditure of acquisition as follows:

Assets	¥1,767,244 million
(Loans and bills discounted)	¥1,340,041 million
Liabilities	¥(1,269,255 million	)
(Borrowed money)	¥(586,818 million	)
(Bonds payable)	¥(253,952 million	)
Changes of scope of consolidation of newly consolidated subsidiaries	¥(2,547 million	)
Minority interests	¥(304,839 million	)
Goodwill	¥29,006 million

Sub total	¥219,608 million
Evaluation of already acquired stocks under the equity method	¥(66,850 million	)

Acquisition cost of newly consolidated subsidiaries	¥152,757 million
Cash and cash equivalents of newly consolidated subsidiaries	¥(91,398 million	)
Net out	¥38,734 million

Net balance: expenditure of stock acquisition of newly consolidated subsidiaries	¥100,094 million

3.	Material non fund transaction

Making Mitsubishi UFJ NICOS Co., Ltd. a consolidated subsidiary by stock exchange

Decrease of treasury stock by additional acquisition of stock of Mitsubishi UFJ NICOS Co., Ltd.	¥286,391 million
Loss on sales of treasury stock	¥87,570 million
Additional repurchase of treasury stock	¥198,821 million

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Investment securities”, the following tables include trading securities, securities related to trading transactions and trading short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodity investment trusts in “Monetary claims bought”.

1. Trading securities (as of March 31, 2009)

(in millions of yen)
Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
9,380,197	(109,868)

2. Debt securities being held to maturity with market values (as of March 31, 2009)

	(in millions of yen)
	Amount on consolidated balance sheet	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic bonds	1,537,035	1,556,047	19,012	20,773	1,760
Government bonds	1,242,065	1,257,883	15,817	17,571	1,753
Municipal bonds	51,961	52,712	751	751	0
Corporate bonds	243,008	245,451	2,443	2,450	7
Other Securities	1,713,338	1,700,161	(13,176)	13,790	26,967
Foreign bonds	615,741	611,611	(4,130)	3,799	7,929
Other	1,097,596	1,088,549	(9,046)	9,991	19,037
Total	3,250,373	3,256,209	5,835	34,564	28,728

(*1)	“Market Value” is calculated by using quoted market prices and/or other information.
(*2)	“Net unrealized gains (losses)” consists of “Unrealized gains” and “Unrealized losses”.

3. Other securities with market values (as of March 31, 2009)

	(in millions of yen)
	Acquisition cost	Amount on the consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Domestic equity securities	3,912,382	3,732,578	(179,804)	499,874	679,678
Domestic bonds	25,038,995	25,000,441	(38,553)	50,278	88,832
Government bonds	23,328,419	23,301,184	(27,235)	43,646	70,881
Municipal bonds	274,468	278,005	3,537	3,717	179
Corporate bonds	1,436,107	1,421,251	(14,856)	2,914	17,770
Other	13,561,616	12,862,201	(699,414)	119,651	819,066
Foreign equity securities	128,619	107,943	(20,675)	4,216	24,892
Foreign bonds	10,673,769	10,644,629	(29,139)	105,945	135,085
Other	2,759,227	2,109,628	(649,598)	9,489	659,088
Total	42,512,994	41,595,222	(917,772)	669,804	1,587,576

(*1)	“Amount on the consolidated balance sheet” in this table means market value calculated by using quoted market prices and/or other information.
(*2)	“Net unrealized gains (losses)” consists of “Unrealized gains” and “Unrealized losses”.

Mitsubishi UFJ Financial Group, Inc.

(*3)	Other securities held by MUFG or domestic consolidated subsidiaries are subject to write-downs when the market value or reasonably evaluated value of these securities has declined considerably and it is not probable that the value will recover to the acquisition cost. In such case, any differences between fair value and acquisition cost are recognized as losses for the period. “Considerable decline in market value” is determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Market value is lower than acquisition cost.

Issuers requiring close monitoring:

Market value has declined 30% or more from acquisition cost.

Other issuers:

Market value has declined 50% or more, from acquisition cost.

“Bankrupt issuer” means issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means issuer who is not legally or formally bankrupt but regarded as substantially in a similar condition. “Potentially bankrupt issuer” means issuer who is not legally bankrupt but deemed to have high possibility of becoming bankrupt. “Issuer requiring close monitoring” means issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries.

(*4)	“Net unrealized gains (losses)” includes a loss of ¥10,233 million resulting from the disposition of securities with embedded derivatives.

4. Other securities sold during the fiscal year

(in millions of yen)
Amount sold	Gains on sales	Losses on sales
75,323,191	464,534	333,083

5. Securities stated at acquisition costs (as of March 31, 2009)

(excluding items classified as Debt securities being held to maturity with market values on table 2)

(in millions of yen)
Amount on the consolidated balance sheet
Debt securities being held to maturity
Foreign bonds	78
Other securities
Domestic equity securities	406,566
Domestic corporate bonds	3,255,955
Foreign equity securities	952,693
Foreign bonds	340,963

6. Reclassified securities

(1)	IAS 39 “Financial Instruments: Recognition and Measurement”

IAS 39 “Financial Instruments: Recognition and Measurement” was amended on October 13, 2008, effective as of July 1, 2008. Starting in this fiscal year, certain overseas consolidated subsidiaries, whose balance sheet date is December 31, have adopted this amendment, retroactively as of July 1, 2008. As a result of this adoption, some of the foreign bonds that were previously included in “Trading Securities” have been reclassified at market value (¥516,336 million) as “Debt securities being held to maturity”. And some of the government bonds and foreign bonds that were previously included in “Trading Securities” have been reclassified at market value (¥297,911 million) as “Other securities”.

The foregoing reclassifications have been made due to the drastic reduction in liquidity of certain debt securities in extreme market conditions resulting from the recent global financial market turmoil, which reclassification resulted in those securities no longer being held for the purpose of gaining profits from market price fluctuations.

Mitsubishi UFJ Financial Group, Inc.

(a)	Reclassification from “Trading Securities” to “Debt securities being held to maturity” (as of March 31, 2009 )

	(in millions of yen)
				Impact in case of no reclassification
	Net unrealized gains (losses)	Market value	Amount on consolidated balance sheet	Net realized gains (losses)	Net unrealized gains (losses)

Foreign bonds	10,647	390,386	396,601	(10,449)	—

(*1)	“Net unrealized gains (losses)” and “Net realized gains (losses)” belong to the current fiscal year.
(*2)	“Market Value” is calculated by using quoted market prices and/or other information.

(b)	Reclassification from “Trading Securities” to “Other securities” (as of March 31, 2009)

	(in millions of yen)
	Net unrealized gains (losses)	Amount on consolidated balance sheet	Impact in case of no reclassification
			Net realized gains (losses)	Net unrealized gains (losses)
Government bonds	414	107,509	(13,251)	13,251
Foreign bonds	2,341	140,253	(5,392)	5,392

(*1)	“Net unrealized gains (losses)” and “Net realized gains (losses)” belong to the current fiscal year.
(*2)	“Amount on the consolidated balance sheet” in this table means market value calculated by using quoted market prices and/or other information.

(2)	Tentative Solution on Reclassification of Debt Securities (ASBJ PITF No.26) ¥1,162,444 million of securitized products in “Other securities” were reclassified as “Debt securities being held to maturity” on January 30, 2009 at market value (¥1,053,029 million).

The foregoing reclassification has been made due to the drastic reduction in liquidity of certain securitized products in extreme market conditions resulting from the recent global financial market turmoil that has lasted a substantial period, during which it has been extremely difficult to sell those securitized products at fair value.

Reclassification from “Other securities” to “Debt securities being held to maturity” (as of March 31, 2009)

	(in millions of yen)
	Market value	Amount on consolidated balance sheet	Net unrealized gains (losses) on consolidated balance sheet
Others (“Monetary claims bought”)	1,047,291	1,056,338	(90,906)

Mitsubishi UFJ Financial Group, Inc.

7. The redemption schedule of bonds classified as other securities with maturities and debt securities being held to maturity (as of March 31, 2009)

	(in millions of yen)
	within 1 year	1 year to 5 years	5 years to 10 years	Over 10 years
Domestic bonds	12,457,515	10,828,704	4,420,912	2,090,430
Government bonds	11,941,521	7,709,033	3,471,017	1,421,678
Municipal bonds	23,118	110,834	200,021	463
Corporate bonds	492,875	3,008,835	749,873	668,288
Other	920,563	6,232,583	2,652,998	4,428,611
Foreign bonds	755,611	5,951,919	1,691,492	2,645,186
Other	164,952	280,663	961,506	1,783,425
Total	13,378,079	17,061,287	7,073,911	6,519,041

(Additional information)

Floating-rate Japanese government bonds included in “Securities” were previously evaluated based on their market prices. Based on our determination that their market prices as of March 31, 2009 cannot be deemed as fair values due to the current market environment, such bonds have been valued based on reasonable estimates in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No.25, October 28, 2008).

This change resulted in a ¥92,364 million increase in “Securities”, a ¥31,267 million decrease in “Deferred tax assets” and a ¥61,097 million increase in “Net unrealized gains (losses) on other securities”.

The estimated values of floating-rate Japanese government bonds are calculated by discounting future cash flows estimated from their yields and other factors at discount rates based on their yields considering the values of embedded options and liquidity premiums obtained from historical market data.

Securitized products reclassified to “Debt securities being held to maturity” or some of those backed by corporate loans included in “Other securities” were previously valued based on prices quoted by brokers, information vendors or other sources as a substitution for market values. Starting in the current fiscal year, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation.

Some of the securitized products were reclassified to “Debt securities being held to maturity” based on reasonably estimated amounts.

This change resulted in a ¥317,618 million increase in “Monetary claims bought”, a ¥5,559 million increase in “Securities”, a ¥44,987 million decrease in “Deferred tax assets”, a ¥147,019 million yen increase in “Net unrealized gains (losses) on other securities”, a ¥131,171 million decrease in “Other business expenses”, and a ¥131,171 million increase in “Ordinary profits” and in “Income before income taxes and others” respectively for the fiscal year ended March 31, 2009.

Reasonable estimates of securitized products backed by corporate loans are obtained using both (A) the amounts calculated by discounting future cash flows estimated based on our determination, through an analysis of the relevant loans, of the probability of bankruptcy of the borrowers and pre-payment on the loans and other factors at discount rates based on their yields, considering liquidity premiums obtained from historical market data and (B) prices quoted by brokers, information vendors or other sources.

With respect to securitized products other than those mentioned above, reasonable estimates are obtained using prices quoted by brokers, information vendors or other sources based on various periodical monitoring methods, including price comparisons among similar products, price trend analyses on individual products, and compatibility analyses against market indices.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money held in trust for trading purpose (as of March 31, 2009)

(in millions of yen)
Amount on consolidated balance sheet	Net unrealized gains (losses) recorded in the consolidated statement of income during this period
39,799	(106)

2.	Money held in trust not for trading purpose or being held to maturity (as of March 31, 2009)

(in millions of yen)
Acquisition costs	Amount on consolidated balance sheet	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
286,123	286,499	375	375	—

(*1)	“Amount on the consolidated balance sheet” on this table means market value calculated by using quoted market prices and/or other information.
(*2)	“Net unrealized gains (losses)” consists of “Unrealized gains” and “Unrealized losses”.

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2009)

(in millions of yen)
Net unrealized gains (losses) on other securities	(1,013,200)
Other securities	(902,018)
Money held in trust not for trading purpose or being held to maturity	375
Reclassification from “Other securities” to “Debt securities being held to maturity”	(111,557)
Deferred tax assets	229,464
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses))	(783,735)
Minority interests	21,178
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	(13,839)
Total	(776,397)

(*1)	“Net unrealized gains (losses)” on this table excludes ¥10,233 million of losses resulting from the disposition of securities with embedded derivatives.
(*2)	“Net unrealized gains (losses)” on this table includes ¥5,520 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Retirement benefits)

1.	Outline for retirement benefits plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit pension plans, employees’ pension funds, tax qualified pension plans and lump sum severance payments. Lump sum severance payments can be increased by an additional amount which is not included in the projected benefit obligation calculated actuarially pursuant to applicable accounting standards for retirement benefits.

Some overseas branches of domestic consolidated subsidiaries and some overseas consolidated subsidiaries also have benefit plans with defined benefits.

2.	Benefit obligation

	(in millions of yen)
		Balances as of March 31, 2009
Projected benefit obligation	(A)	(2,027,936)
Fair value of plan assets	(B)	1,819,273

Projected benefit obligation in excess of plan assets	(C)=(A)+(B)	(208,662)
Unrecognized net actuarial loss	(D)	786,005
Unrecognized prior service cost	(E)	(46,734)

Net amount recognized in the consolidated balance sheet	(F)=(C)+(D)+(E)	530,607
Prepaid pension costs	(G)	625,231
Reserve for retirement benefits	(F)-(G)	(94,623)

(*1)	The table includes the substitutional portion of the employees’ pension funds.
(*2)	Some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries apply a simplified accounting method for calculating projected benefit obligations.
(*3)	The table does not include the assets managed by the generally established employees’ pension funds because it is not material.

3.	Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2009
Service cost	44,800
Interest cost	45,133
Expected return on plan assets	(84,001)
Amortization of unrecognized prior service cost	(9,558)
Amortization of unrecognized net actuarial loss	8,700
Other	10,997

Net periodic cost	16,072

(*)	Net periodic cost of the overseas branches of domestic consolidated subsidiaries and consolidated subsidiaries which apply a simplified accounting method are included primarily in “service cost”.

Mitsubishi UFJ Financial Group, Inc.

4.	Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2009
(1) Discount rate	Domestic consolidated subsidiaries 1.30% to 2.10% Overseas consolidated subsidiaries 5.00% to 12.00%

(2) Expected return	Domestic consolidated subsidiaries 0.00% to 4.60% Overseas consolidated subsidiaries 0.00% to 8.50%

(3) Method used in allocation of estimated retirement benefits	Straight-line method

(4) Duration for amortization of unrecognized prior service cost	Primarily over 10 years (amortized as incurred by the straight-line method over a period within the average remaining years of service of the employees)

(5) Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years (amortized in the year immediately following the year in which a gain or loss is recognized, by the straight-line method, over a period within the average remaining years of service of the employees)

Mitsubishi UFJ Financial Group, Inc.

(Stock Options)

1.	Stock options expensed for the fiscal year ended March 31, 2009

General and administrative expenses: ¥2,913 million

2.	Outline of stock options and changes

(1)	MUFG

A)	Outline of stock options

	Stock options of 2007		Stock options of 2008
Number of grantees	Directors	15	Directors	17
	Corporate auditors	5	Corporate auditors	5
	Executive officers	39	Executive officers	40
	Directors and executive officers of subsidiaries of MUFG	130	Directors and executive officers of subsidiaries of MUFG	174
Number of stock options (*1)	Common shares	2,798,000	Common shares	3,263,600
Grant date	December 6, 2007		July 15, 2008
Condition for vesting	Retirement		Retirement
Required service period	June 28, 2007 to June 27, 2008		June 27, 2008 to June 26, 2009
Exercise period	December 6, 2007 to December 5, 2037		July 15, 2008 to July 14, 2038

(*1)	Shown in number of shares.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

	Stock options of 2007	Stock options of 2008
Non-vested
As of March 31, 2008	2,798,000	—
Granted	—	3,263,600
Forfeited	42,900	13,900
Vested	598,300	13,900
Outstanding	2,156,800	3,235,800
Vested
As of March 31, 2008	—	—
Vested	598,300	13,900
Exercised	598,300	13,900
Forfeited	—	—
Outstanding	—	—

(b) Price information (per share)
	Stock options of 2007	Stock options of 2008
Exercise price	¥1	¥1
Average stock price upon exercise	¥930	¥542
Fair value at grant date	¥1,032	¥923

Mitsubishi UFJ Financial Group, Inc.

C)	Calculation for fair value of stock options

The fair value of the Stock options of 2008 granted in the fiscal year ended March 31, 2009 is calculated as follows:

(a) Calculation method : The Black-Sholes Model

(b) Assumptions used in calculation

Stock options of 2008
Volatility of stock price (*1)	33.07%
Estimated remaining outstanding period (*2)	4 years
Expected dividend (*3)	¥14 per share
Risk-free interest rate (*4)	1.02%

(*1)	Volatility of stock price is calculated based on the actual stock prices of MUFG during the four years from July 15, 2004 to July 14, 2008.
(*2)	Estimated remaining outstanding period cannot be readily made due to lack of historical data. The average period of service of directors of MUFG and subsidiaries of MUFG is used.
(*3)	The actual dividend on common stock for the fiscal year ended March 31, 2008.
(*4)	Japanese government bond yield applicable to the estimated remaining outstanding period of the stock options.

D)	Estimated number of stock options to be vested

The actual number of forfeited stock options alone is reflected because the number of stock options that will be forfeited in the future cannot be readily estimated.

(2)	kabu.com Securities Co., Ltd. (consolidated subsidiary)

A)	Outline of stock options

	2003 stock options		2004 stock options		2006 stock options
Number of grantees (*3)	Director Employees	1 36	Director Corporate auditor Employees	1 1 4	Director Executive officer Employees	1 1 31

Number of stock options (*1)(*2)	Common shares	12,861	Common shares	1,854	Common shares	4,314

Grant date	December 31, 2003		April 30, 2004		March 31, 2006

Condition for vesting	Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise		Being a director, executive officer or employee of kabu.com Securities Co., Ltd. upon exercise

Required service period	N.A.		N.A.		N.A.

Exercise period	January 1, 2006 to December 31, 2010		May 1, 2006 to December 31, 2010		July 1, 2007 to June 30, 2012

(*1)	Shown in numbers of shares.
(*2)	The numbers of shares for the 2003 stock options and the 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.
(*3)	A corporate auditor, who is a grantee for the 2004 stock options, retired and was elected as a director by the general meeting of shareholders of kabu.com Securities Co., Ltd. on June 22, 2004.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

(a) Number of stock options (in shares)

	2003 stock options	2004 stock options	2006 stock options
Non-vested
As of March 31, 2008	—	—	—
Granted	—	—	—
Forfeited	—	—	—
Vested	—	—	—
Outstanding	—	—	—
Vested
As of March 31, 2008	783	513	3,642
Vested	—	—	—
Exercised	405	342	—
Forfeited	—	—	441
Outstanding	378	171	3,201

(b) Price information (per share)

	2003 stock options	2004 stock options	2006 stock options
Exercise price	¥15,000	¥22,366	¥327,022
Average stock price upon exercise (*1)	¥87,700	¥101,145	—
Fair value at grant date (*2)	—	—	—

(*1)	The exercise prices of the 2003 stock options and 2004 stock options are adjusted by reflecting the 3 for 1 common stock splits effective on September 28, 2004 and July 20, 2005.
(*2)	Not applicable to stock options granted prior to the effective date of the Companies Act.

(3)	ACOM CO., Ltd. (consolidated subsidiary)

A)	Outline of stock options

	2003 stock options
Number of grantees	Directors	10
	Employees	1,739

Number of stock options (*1)	Common shares	349,800

Grant date	August 1, 2003

Condition for vesting	Continuous service at ACOM CO., Ltd. from grant date (August 1,2003) to vesting date (June 30, 2005)

Required service period	August 1, 2003 to June 30, 2005

Exercise period	July 1, 2005 to June 30, 2010

(*1)	Shown in numbers of shares.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

2003 stock options (*1)
Non-vested
As of December 25, 2008 (*2)	—
Granted	—
Forfeited	—
Vested	—
Outstanding	—

Vested
As of December 25, 2008 (*2)	121,510
Vested	—
Exercised	—
Forfeited	400
Outstanding	121,110

(*1)	Situation after ACOM CO., Ltd. became a consolidated subsidiary of MUFG on December 25, 2008.
(*2)	The date when ACOM CO., Ltd. became a consolidated subsidiary of MUFG.

(b)	Price information (per share)

2003 stock options
Exercise price	¥4,931
Average stock price upon exercise	¥4,940
Fair value at grant date (*1)	—

(*1)	Not applicable to stock options granted prior to the effective date of the Companies Act.

(4)	IR Loan Servicing, Inc. (consolidated subsidiary)

A)	Outline of stock options

	2004 stock options
Number of grantees	Directors	5
	Employees	30

Number of stock options (*1)	Common shares	133

Grant date	October 1, 2004

Condition for vesting	Being a member of IR Loan Servicing, Inc. on the vesting date ( = listing date )

Required service period	October 1, 2004 to August 31, 2007

Exercise period	Listing date to August 31, 2010

(*1)	Shown in numbers of shares.

Mitsubishi UFJ Financial Group, Inc.

B)	Size of stock options and changes

(a)	Number of stock options (in shares)

2004 stock options (*1)
Non-vested
As of December 25, 2008 (*2)	49
Granted	—
Forfeited	—
Vested	—
Outstanding	49
Vested
As of December 25, 2008 (*2)	—
Vested	—
Exercised	—
Forfeited	—
Outstanding	—

(*1)	Situation after IR Loan Servicing, Inc became a consolidated subsidiary of MUFG on December 25, 2008.
(*2)	The date when IR Loan Servicing, Inc became a consolidated subsidiary of MUFG.

(b)	Price information (per share)

2004 stock options
Exercise price	¥67,900
Average stock price upon exercise	—
Fair value at grant date (*1)	—

(*1)	Not applicable to stock options granted prior to the effective date of the Companies Act.

Stock options of Palace Capital Partners A Co., Ltd., which was a consolidated subsidiary of MUFG in the last fiscal year, is not stated in the current fiscal year because it becomes out of scope of consolidation due to merger.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Business segment information

For the fiscal year ended March 31, 2009

	(in millions of yen)
	Banking	Trust Banking	Securities	Credit card/loan	Other	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,006,533	617,339	501,634	436,999	114,951	5,677,460	—	5,677,460
from internal transactions	103,627	26,277	28,674	10,490	293,587	462,657	(462,657)	—
Total ordinary income	4,110,161	643,616	530,309	447,490	408,538	6,140,117	(462,657)	5,677,460
Ordinary expenses	4,110,416	583,547	548,234	416,530	186,386	5,845,116	(250,464)	5,594,652
Ordinary profits	(254)	60,069	(17,925)	30,959	222,152	295,000	(212,192)	82,807
Assets	160,547,082	22,011,994	19,679,450	4,844,270	3,707,788	210,790,587	(12,056,681)	198,733,906
Depreciation	151,775	35,861	22,202	22,005	11,497	243,342	—	243,342
Capital expenditures	324,620	40,594	29,472	23,791	72,418	490,898	—	490,898

Notes:

1.	“Ordinary Income” and “Ordinary profit” correspond to “Net sales” and “Operating profit” on the statement of income of companies in non-banking industries.
2.	“Other” includes leasing.
3.	“Ordinary profit” for “Other” includes 231,777 million yen of dividends from MUFG’s domestic consolidated banking subsidiary and domestic consolidated trust banking subsidiary.
4.	Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements
The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No.18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in the current fiscal year.
This change resulted in a 111 million yen increase in “Ordinary income” of “Banking” business, a 3,452 million yen decrease in “Ordinary income” of “Other” business, a 1,753 million yen increase in “Ordinary expenses” of “Banking” business, a 329 million yen increase in “Ordinary expenses” of “Securities” business, a 3,452 million yen decrease in “Ordinary expenses” of “Other” business, a 1,642 million yen decrease in “Ordinary profits” of “Banking” business and a 329 million yen decrease in “Ordinary profits” of “Securities” business. Other changes are not material.
(Additional information)
Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with FASB Statement No.158 and which was previously deducted from net assets and allocated to “Other assets” or “Reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “Pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets.
This change resulted in a 416 million yen decrease in “Assets” of “Banking” business and a 13 million yen decrease in “Assets” of “Other” business.
5.	IAS 39 “Financial Instruments: Recognition and Measurement”
IAS 39 “Financial Instruments: Recognition and Measurement” was amended on October 13, 2008, effective as of July 1, 2008. Starting in the current fiscal year, certain overseas consolidated subsidiaries, whose balance sheet date is December 31, have adopted this amendment, retroactively as of July 1, 2008. As a result of this adoption, some of the securities that were previously included in “Trading Securities” have been reclassified as “Debt securities being held to maturity” and “Other securities”.
This change resulted in a 31,146 million yen increase in “Ordinary income”, a 2,053 million yen increase in “Ordinary expenses” and a 29,093 million yen increase in “Ordinary profits” in “Securities” business.
6.	Accounting Standard for Lease Transactions
Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases. However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No.13) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No.16) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in the current fiscal year.
(As lessees)
The adoption of the new standard did not have a material impact on each segment.
(As lessors)
This change resulted in a 1,322 million yen decrease in “Ordinary income” of “Banking” business, a 113,442 million yen decrease in “Ordinary income” of “Other” business, a 1,346 million yen decrease in “Ordinary expenses” of “Banking” business, a 113,669 million yen decrease in “Ordinary expenses” of “Other” business, a 23 million yen increase in “Ordinary profits” of “Banking” business and a 226 million yen increase in “Ordinary profits” of “Other” business.
7.	Fair value assessment on “Other securities”
(Additional information)
Floating-rate Japanese government bonds included in “Securities” were previously evaluated based on their market prices. Based on our determination that their market prices as of March 31, 2009 cannot be deemed as fair values due to the current market environment, such bonds have been valued based on reasonable estimates in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No.25, October 28, 2008).
This change resulted in a 59,219 million yen increase in “Assets” of “Banking” business and a 1,878 million yen increase in “Assets” of “Trust Banking” business.
Securitized products reclassified to “Debt securities being held to maturity” or some of those backed by corporate loans included in “Other securities” were previously valued based on prices quoted by brokers, information vendors or other sources as a substitution for market values. Starting in the current fiscal year, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation. Some of the securitized products were reclassified to “Debt securities being held to maturity” based on reasonably estimated amounts.
This change resulted in a 131,171 million yen decrease in “Ordinary expenses” of “Banking” business, a 131,171 million yen increase in “Ordinary profits” of “Banking” business, a 275,517 million yen increase in “Assets” of “Banking” business and a 3,297 million yen increase in “Assets” of “Trust Banking” business.
8.	Net presentation of derivative instruments subject to master netting agreements
Beginning in the current fiscal year, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties. MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.
This change resulted in a 6,766,182 million yen increase in “Assets” of “Banking” business and a 4,349,791 million yen increase in “Assets” of “Securities” business.
9.	Tentative Solution on Reclassification of Debt Securities
Domestic consolidated banking subsidiaries of MUFG adopted “Tentative Solution on Reclassification of Debt Securities” (ASBJ PITF No.26) beginning in the current fiscal year and reclassified some of “Other securities” as “Debt securities being held to maturity” on January 30, 2009.
This change resulted in a 10,837 million yen decrease in “Assets” of “Banking” business.
10.	Issuance and sale of new shares and sale of treasury shares by spread method
MUFG completed an offering of shares of its common stock through the issuance and sale of new shares (634,800,000 shares) and the sale of treasury stock (300,000,000 shares), the payment for which was made by the underwriters on December 15, 2008, using the “resale spread method” in which the underwriters purchased the shares at the purchase price (399.80 yen per share) and resold to investors at the offering price (417 yen per share) or the offering resale price (417 yen per share).
Using the resale spread method, 16,078 million yen, which is the difference between the sum of the offering price and the offering resale price and the purchase price, was the actual underwriting compensation.
In comparison to an offering structure in which the shares are offered to investors at the same price as the purchase price paid by the underwriters, the resale spread method effectively decreased “Ordinary income” and “Ordinary profits” of “Securities” business, respectively, by 3,488 million yen, “Ordinary expenses” of “Other” business by 16,078 million yen and increased “Ordinary profits” of “Other” business by 16,078 million yen.

Mitsubishi UFJ Financial Group, Inc.

11.	change of business segment
After ACOM CO., LTD. became a consolidated subsidiary of MUFG in December 2008, “Loan” business as consumer finance is more material. Starting in the current fiscal year “Loan” business, which was included in “Other” business, is presented as “Credit card/loan” including “Credit card” business.
The portion of “Ordinary income”, “Ordinary expenses”, “Ordinary profits” and “Assets” of “Loan” business listed in “Credit card/loan” business for the fiscal year ended March 31, 2009 as follows:

Ordinary income:	69,577 million yen
Ordinary expenses:	53,247 million yen
Ordinary profits:	16,330 million yen
Assets:	1,615,610 million yen

2.	Geographic segment information

For the fiscal year ended March 31, 2009

	(in millions of yen)
	Japan	North America	Latin America	Europe / Middle East	Asia / Oceania	Total	(Elimination)	Consolidated
Ordinary income
from customers	4,082,841	693,744	8,759	563,701	328,413	5,677,460	—	5,677,460
from internal transactions	157,577	40,450	120,576	99,983	43,019	461,607	(461,607)	—
Total ordinary income	4,240,419	734,194	129,335	663,685	371,433	6,139,068	(461,607)	5,677,460
Ordinary expenses	4,419,728	674,447	78,249	593,240	284,706	6,050,372	(455,719)	5,594,652
Ordinary profits	(179,309)	59,747	51,086	70,444	86,726	88,695	(5,888)	82,807
Assets	170,320,972	18,378,033	3,562,634	19,027,918	10,666,306	221,955,865	(23,221,959)	198,733,906

Notes:

1.	The above geographic segments have been determined considering various factors, including geographic proximity, similarity in economic activities involved and relevance in terms of business operations. “Ordinary income” and “Ordinary profits” correspond to “Net sales” and “Operating profits” on the statement of income of companies in non-banking industries.
2.	“North America” includes United States and Canada. “Latin America” primarily includes Caribbean countries and Brazil. “Europe/Middle East” primarily includes United Kingdom, Germany and Netherlands. “Asia/Oceania” primarily includes Hong Kong, Singapore and China.
3.	Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements
The “Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements” (ASBJ PITF No. 18, May 17, 2006) is applicable to fiscal years beginning on or after April 1, 2008, and MUFG has adopted this practical solution starting in the current fiscal year.
This change resulted a 362 million yen decrease in “Ordinary income” of “North America”, a 2,977 million yen decrease in “Ordinary income” of “Europe/Middle East”, a 1,629 million yen increase in “Ordinary expenses” of “North America”, a 2,998 million yen decrease in “Ordinary expenses” of “Europe/Middle East”, a 1,992 million yen decrease in “Ordinary profits” of “North America” and a 20 million yen increase in “Ordinary profits” of “Europe/Middle East”.
(Additional information)
Net actuarial loss (gain) not recognized as net periodic cost of retirement benefits, which is recorded on the financial statements of foreign subsidiaries under US GAAP in accordance with FASB Statement No. 158 and which was previously deducted from net assets and allocated to “Other assets” or “Reserve for retirement benefits” in the consolidation process, is recorded separately, net of related tax effects and minority interests portion, as “Pension liability adjustments of subsidiaries preparing financial statements under US GAAP”, under valuation and translation adjustments in net assets.
This change resulted in a 430 million yen decrease in “Assets” of “North America”.
4.	IAS 39 “Financial Instruments: Recognition and Measurement”
IAS 39 “Financial Instruments: Recognition and Measurement” was amended on October 13, 2008, effective as of July 1, 2008. Starting in the current fiscal year, certain overseas consolidated subsidiaries, whose balance sheet date is December 31, have adopted this amendment, retroactively as of July 1, 2008. As a result of this adoption, some of the securities that were previously included in “Trading Securities” have been reclassified as “Debt securities being held to maturity” and “Other securities”.
This change resulted in a 31,146 million yen increase in “Ordinary income”, a 2,053 million yen increase in “Ordinary expenses” and a 29,093 million yen increase in “Ordinary profits” of “Europe/Middle East”.
5.	Accounting Standard for Lease Transactions
Finance leases other than those that were deemed to transfer the ownership of leased property to the lessees have previously been accounted for in a similar manner to operating leases.
However, the “Accounting Standard for Lease Transactions” (ASBJ Statement No. 13) and the “Implementation Guidance on the Accounting Standard for Lease Transactions” (ASBJ Guidance No. 16) became applicable to fiscal years beginning on or after April 1, 2008, and MUFG adopted this accounting standard and practical guideline starting in the current fiscal year.
(As lessees)
The adoption of the new standard did not have a material impact on each segment.
(As lessors)
This change resulted in a 114,746 million yen decrease in “Ordinary income”, a 114,996 million yen decrease in “Ordinary expenses” and a 250 million yen increase in “Ordinary profits” of “Japan”.
6.	Fair value assessment on “Other securities”
(Additional information)
Floating-rate Japanese government bonds included in “Securities” were previously evaluated based on their market prices. Based on our determination that their market prices as of March 31, 2009 cannot be deemed as fair values due to the current market environment, such bonds have been valued based on reasonable estimates in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (ASBJ PITF No. 25, October 28, 2008).
This change resulted in a 61,097 million yen increase in “Assets” of “Japan”.
Securitized products reclassified to “Debt securities being held to maturity” or some of those backed by corporate loans included in “Other securities” were previously valued based on prices quoted by brokers, information vendors or other sources as a substitution for market values. Starting in the current fiscal year, some of the securitized products are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation. Some of the securitized products were reclassified to “Debt securities being held to maturity” based on reasonably estimated amounts.
This change resulted in a 97,826 million yen and a 33,345 million yen decrease in “Ordinary expenses” of “Japan” and “North America” respectively, a 97,826 million yen and a 33,345 million yen increase in “Ordinary profits” of “Japan” and “North America” respectively, a 134,790 million yen increase and a 143,399 million yen increase in “Assets” of “Japan” and “North America” respectively.
7.	Net presentation of derivative instruments subject to master netting agreements
Beginning in the current fiscal year, MUFG has started to record in its financial statements, on a gross basis, the fair value amounts recognized for derivative instruments executed with the same counterparty as assets and liabilities, which were previously netted out if there was a legally valid master netting agreement between the two parties. MUFG examined its relevant accounting presentation practice from a viewpoint of best financial disclosure practice relating to credit risk and determined that its financial statements under Japanese GAAP should be prepared without offsetting derivative assets and liabilities because the amounts of cash collateral received or payable for derivative transactions have recently been increasing and, as a result, it is no longer sufficiently reasonable to offset only the fair value amounts recognized as assets and liabilities for derivative instruments.
This change resulted in a 5,315,470 million yen increase, a 723,958 million yen increase, a 566 million yen increase, a 2,427,519 million yen increase, a 72,597 million yen increase in “Assets” of “Japan”, “North America”, “Latin America”, “Europe/Middle East” and “Asia/Oceania” respectively.
8.	Tentative Solution on Reclassification of Debt Securities
Domestic consolidated banking subsidiaries of MUFG adopted “Tentative Solution on Reclassification of Debt Securities” (ASBJ PITF No. 26) beginning in the current fiscal year and reclassified some of “Other securities” as “Debt securities being held to maturity” on January 30, 2009.
This change resulted in a 8,478 million yen decrease and a 2,359 million yen decrease in “Assets” of “Japan” and “North America” respectively.
9.	Issuance and sale of new shares and sale of treasury shares by spread method
MUFG completed an offering of shares of its common stock through the issuance and sale of new shares (634,800,000 shares) and the sale of treasury stock (300,000,000 shares), the payment for which was made by the underwriters on December 15, 2008, using the “resale spread method” in which the underwriters purchased the shares at the purchase price (399.80 yen per share) and resold to investors at the offering price (417 yen per share) or the offering resale price (417 yen per share).
Using the resale spread method, 16,078 million yen, which is the difference between the sum of the offering price and the offering resale price and the purchase price, was the actual underwriting compensation.
In comparison to an offering structure in which the shares are offered to investors at the same price as the purchase price paid by the underwriters, the resale spread method effectively decreased “Ordinary expenses” of “Japan” by 12,589 million yen and increased “Ordinary profits” of “Japan” by the same amount.

Mitsubishi UFJ Financial Group, Inc.

3.	Ordinary income from overseas operations

For the fiscal year ended March 31, 2009

(in millions of yen)
Ordinary income from overseas operations	1,594,618
Consolidated ordinary income	5,677,460
Share of ordinary income from overseas operations	28.0%

Notes:

1.	“Ordinary income from overseas operations” corresponds to “Net sales from overseas operations” on the statement of income of companies in non-banking industries.
2.	“Ordinary income from overseas operations” consists of income from operations of the overseas branches of MUFG’s domestic consolidated banking subsidiaries and trust banking subsidiaries, and MUFG’s overseas subsidiaries (excluding ordinary income from internal transactions).
Geographic segment information regarding ordinary income from overseas is not available.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2009		For the fiscal year ended March 31, 2008
Total net assets per common share	¥528.66	Total net assets per common share			¥727.98
Net loss per common share	¥ 25.04	Net income per common share			¥61.00
Diluted net income per common share	—	Diluted net income per common share			¥60.62

A 1,000 for 1 common stock split became effective on September 30, 2007.

Adjusted “per share” information for the FYE March 31, 2007 on the assumption that the stock split had been effective as of April 1, 2006 are as follows:

		Total net assets per common share: Net income per common share: Diluted net income per common share:	¥ ¥ ¥	801.32 86.79 86.27

1.	Basis for computing net income per common share and diluted net income per common share

		For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2008
Net income per common share
Net income (loss)	million yen	(256,952)	636,624
Amounts not attributable to common shareholders	million yen	14,028	7,929
Total dividends on preferred stock	million yen	14,028	7,929
Net income (loss) attributable to common shares	million yen	(270,980)	628,694
Average number of common shares outstanding for the fiscal period	thousand shares	10,819,817	10,306,055
Diluted net income per common share
Adjustments in net income	million yen	—	661
Total dividends on preferred stock	million yen	—	668
Adjustments made to reflect convertible securities of subsidiaries	million yen	—	(7)
Common share equivalent	thousand shares	—	74,586
Preferred shares	thousand shares	—	73,692
Subscription rights to shares	thousand shares	—	893

Mitsubishi UFJ Financial Group, Inc.

	For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2008
Convertible securities not diluting earnings per common share

Preferred stock first series class 3 (100,000 thousand shares outstanding)

Subscription rights to shares of subsidiaries:

•   kabu.com Securities Co., Ltd.

1 type: 1,067 units

•   MU Hands-on Capital Ltd.

2 types: 620 units

•   Palace Capital Partners A Co., Ltd.

Since January 1, 2009, it is out of scope of consolidation and its information of subscription rights is no more stated. Since the same date, the company name is FOODSNET Corporation.

Subscription rights to shares of affiliates:

•   Kin Eng Securities (Thailand) Public Company Limited

1 type: 5,457,200 units

Preferred stock first series class 3 (100,000 thousand shares outstanding)

Subscription rights to shares:

•   kabu.com Securities Co., Ltd.

1 type: 1,214 units

•   MU Hands-on Capital Ltd.

2 types: 620 units

•   Palace Capital Partners A Co., Ltd.

2 types: 2,580 units

2.	Diluted net income per common share is not presented because of net loss in the consolidated statements of income for the fiscal year ended March 31, 2009.

3.	Basis for computing total net assets per common share

		For the fiscal year ended March 31, 2009	For the fiscal year ended March 31, 2008
Total net assets	million yen	8,570,641	9,599,708
Amounts not attributable to common shareholders	million yen	2,417,362	2,059,660
Preferred stock	million yen	640,001	336,801
Total dividends on preferred stock	million yen	10,337	3,980
Subscription rights to shares	million yen	4,650	2,509
Minority interests	million yen	1,762,372	1,716,370
Net assets attributable to common shareholders	million yen	6,153,279	7,540,047
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	11,639,199	10,357,381

Mitsubishi UFJ Financial Group, Inc.

(Business combinations)

(Business combination between companies under common control of the parent company)

Through a share exchange transaction effective on August 1, 2008 between MUFG and Mitsubishi UFJ NICOS Co., Ltd., a subsidiary of MUFG, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG. This transaction was treated as one between companies under common control.

1.	Summary information

(1)	Name: Mitsubishi UFJ NICOS Co., Ltd.

Main business: Credit card business

(2)	Legal form: Share exchange

(3)	Name of the company after the share exchange: Mitsubishi UFJ NICOS Co., Ltd.

(4)	Purpose of the consolidation

On September 20, 2007, in order to deal with changes in the regulatory environment and the development and expansion of the credit card market, MUFG and Mitsubishi UFJ NICOS agreed in a memorandum of understanding that MUFG would underwrite the entirety of a third-party allotment of new shares in the amount of 120 billion yen to be conducted by Mitsubishi UFJ NICOS, and that Mitsubishi UFJ NICOS would become a wholly owned subsidiary of MUFG by means of a share exchange followed by the delisting of Mitsubishi UFJ NICOS.

The agreement was made with the following objectives: (1) to strengthen the financial foundation of Mitsubishi UFJ NICOS, (2) to further enhance the strategic integrity and flexibility of the MUFG Group, including Mitsubishi UFJ NICOS, and to strive for effective utilization of managerial resources within the Group, (3) to clearly position Mitsubishi UFJ NICOS as a core business entity of the MUFG Group on par with banks, trusts, and securities firms, and (4) to further strengthen and nurture the card business operated by Mitsubishi UFJ NICOS as a strategic focus of MUFG’s consumer finance business.

Based on the aforementioned agreement, Mitsubishi UFJ NICOS became a wholly owned subsidiary of MUFG through a share exchange transaction.

2.	Accounting method

The share exchange was accounted for in accordance with the “Comment on Accounting Standard for Business Combinations” (FSA Business Accounting Council, October 31, 2003) and ASBJ Guidance No.10 “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (December 27, 2005). As a result, goodwill and negative goodwill were recognized.

3.	Outline for the share exchange

(1)	Cost of the acquisition of shares: ¥198,936 million

Shares:                                                  ¥198,821 million

Fees and charges:                                       ¥115 million

Total                                                     ¥198,936 million

(2)	Share exchange ratio

(a)	Share allotment:

1 MUFG share to each 0.37 share of Mitsubishi UFJ NICOS Co., Ltd.
1 MUFG share to each 1.39 Class 1 shares of Mitsubishi UFJ NICOS Co., Ltd.

(b)	Basis for determining the share exchange ratio

In an effort to ensure a fair and appropriate share exchange ratio, MUFG and Mitsubishi UFJ NICOS separately hired Nomura Securities Co., Ltd. and KPMG FAS Co., Ltd. as their respective independent third-party financial advisers on the share exchange ratio. The share exchange ratio was determined through negotiations and discussions between the parties considering the advice received from the financial advisers.

(c)	Number of MUFG shares allotted: 197,989,554 shares

Total market value as of announcement: ¥286,391 million

Mitsubishi UFJ Financial Group, Inc.

(3)	Goodwill and negative goodwill

(a)	Amount

Goodwill:	¥98,360 million
Negative goodwill:	¥38,419 million

(b)	The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(c)	Depreciation: under the straight-line method over 20 years

(Business combination to which purchase method was applied)

MUFG resolved on September 8, 2008 at its board of directors meeting to make a tender offer for shares of ACOM CO., LTD. (ACOM) which is an equity-method accounted affiliates.

The Tender Offer commenced on September 16, 2008 and was completed on October 21, 2008. MUFG purchased 38,140,009 shares of ACOM. As a result of the Tender Offer, the voting rights ratio relating to shares of ACOM held by MUFG and its subsidiaries for their own accounts is 40.04%.

The procedures required to make ACOM a consolidated subsidiary was completed on December 25, 2008 and ACOM has become a consolidated subsidiary of MUFG.

1.	Summary information

(1)	Name: ACOM CO., LTD.

(2)	Main business: Loan Business, Credit Card Business, Loan Guarantee Business

(3)	Purpose of the consolidation : To position ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group and further enhance the consumer finance segment of the MUFG group, including the consumer loan business.

(4)	Date of the consolidation : December 25, 2008

(5)	Legal form : Additional purchase of shares by the tender offer

(6)	Additional share of voting rights: 24.27%

2.	Results of operations of ACOM from April 1, 2008 to March 31, 2009 are reflected in the consolidated financial statements.

3.	Cost of the acquisition of shares: ¥152,757 million

Shares:	¥152,560 million
Fees and charges:	¥197 million
Total	¥152,757 million

4.	Goodwill

(1)	Amount of goodwill: ¥29,006 million

(2)	The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(3)	Depreciation: under the straight-line method over 20 years

5.	Principal assets and liabilities on consolidation date

(1)	Assets

Total	¥1,767,244 million
(Loans and bills discounted	¥1,340,041 million	)

(2)	Liabilities

Total	¥1,269,255 million
(Borrowed money	¥586,818 million	)
(Bonds payable	¥253,952 million	)

Mitsubishi UFJ Financial Group, Inc.

6.	Estimated impact on the consolidated statements of income assuming that the business combination had been completed at the beginning of the fiscal year

Total ordinary income:	¥245,919 million
Ordinary profits:	¥55,775 million
Net income	¥8,038 million

The estimated impact represents the amount of difference between the actual results and the estimated results computed based on the assumption that the business combination has been completed at the beginning of the fiscal year. Depreciation of goodwill is also computed based on the assumption that the goodwill has been recorded at the beginning of the fiscal year. The foregoing estimates have not been audited.

(Complete Acquisition of All Outstanding Shares of UnionBanCal)

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), a consolidated subsidiary of MUFG, acquired all of the outstanding shares of UnionBanCal Corporation (UNBC) (except for the shares that BTMU or other MUFG’s consolidated subsidiaries already owned) by a cash tender offer in the United States from August 29, 2008 (EDT) until September 26, 2008 (EDT).

On November 4, 2008 (EST), UNBC became a wholly owned subsidiary of BTMU through a merger with a wholly owned special purpose vehicle which was established by BTMU in the United States.

1.	Summary information

(1)	Name: UnionBanCal Corporation

(2)	Main business: Bank holding company

(3)	Purpose

It is a primary pillar of BTMU’s strategies to enhance overseas operations, and BTMU is pursuing expansion of its business especially in Asia that BTMU expects high growth and in major financial markets in the United States and Europe.

Among these geographical areas, in the United States, BTMU, while operating through its branches and subsidiaries in major cities, including New York, has owned since 1996 a majority of UNBC on the West Coast. UNBC has Union Bank of California N.A., a commercial bank based in the State of California that ranks 20th in the United States in terms of deposit size, as its wholly owned subsidiary.

Under such circumstances, BTMU decided to acquire full ownership of UNBC as part of efforts to strengthen its strategies in the United States. BTMU views this transaction as a first step of its growth strategies in the United States, and will achieve greater management flexibility and aim to further strengthen its presence in the United States. In addition, we believe acquiring full ownership will enable MUFG and BTMU to build an integrated corporate governance and unified risk management structure.

(4)	Legal form : Purchase of additional shares through a tender offer

(5)	Additional share of voting rights: 35.59%

2.	Additional information

(1) Cost of the acquisition of shares:	¥389,310 million

Shares:	¥387,918 million
Fees and charges:	¥1,391 million

(2)	Goodwill

(i)	Amount of goodwill: ¥221,605 million

(ii)	The cause of goodwill is the difference between the increased value in the ownership and the acquisition costs.

(iii)	Depreciation: under the straight-line method over 20 years

Mitsubishi UFJ Financial Group, Inc.

(Additional information)

(Issuance of new shares and sale of treasury shares by spread method)

MUFG completed an offering of shares of its common stock through the issuance and sale of new shares (634,800,000 shares) and the sale of treasury stock (300,000,000 shares), the payment for which was made by the underwriters on December 15, 2008, using the “resale spread method” in which the underwriters purchased the shares at the purchase price (399.80 yen per share) and resold to investors at the offering price (417 yen per share) or the offering resale price (417 yen per share).

Using the resale spread method, 16,078 million yen, which is the difference between the sum of the offering price and the offering resale price and the purchase price, was the actual underwriting compensation.

In comparison to an offering structure in which the shares are offered to investors at the same price as the purchase price paid by the underwriters, the resale spread method effectively decreased “Other ordinary expenses” and the sum of “Capital stock” and “Capital surplus”, respectively, by ¥12,589 million, and increased “Ordinary profits” and “Income before income taxes and others”, respectively, by the same amount.

The actual underwriting fee to a consolidated subsidiary, ¥3,488 million, is eliminated from “Fees and commissions” and presented in “Capital surplus”.

(Other Notes)

There is no material information to report with regards to leasing transactions, transactions with related parties, tax effect accounting and derivative transactions.

Mitsubishi UFJ Financial Group, Inc.

5. Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Assets:
Current assets:
Cash and due from banks	8,539	33,602
Securities	41,600	—
Prepaid expenses	812	643
Deferred tax assets	52	26,379
Accrued income	1,213	23,469
Accounts receivable	109,108	52,191
Other	48	4

Total current assets	161,375	136,291

Fixed assets:
Tangible fixed assets:
Buildings	21	21
Equipment and furniture	202	185
Lease assets	—	48

Total tangible fixed assets	223	255

Intangible fixed assets:
Trademarks	46	39
Software	927	1,025
Other	2	2

Total intangible fixed assets	976	1,066

Investments and other assets:
Investment securities	—	886,634
Investments in subsidiaries and affiliates	7,661,510	8,806,543
Other	—	221
Allowance for losses on investments	(3,087)	(1,733)

Total investments and other assets	7,658,423	9,691,665

Total fixed assets	7,659,623	9,692,987

Total assets	7,820,998	9,829,278

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Liabilities:
Current liabilities:
Short-term borrowings	174,000	1,032,670
Current portion of bonds payable	220,000	100,000
Current portion of long-term borrowings	3,700	12,800
Lease liabilities	—	11
Accounts payable	985	1,372
Accrued expenses	1,140	21,790
Income taxes payable	4	400
Deposits received	249	283
Reserve for bonuses	330	299
Reserve for bonuses to directors	45	—
Other	0	—

Total current liabilities	400,455	1,169,628

Fixed liabilities:
Bonds payable	330,000	230,000
Long-term borrowings from subsidiaries and affiliates	328,845	707,573
Lease liabilities	—	39
Long-term accounts payable	491	336
Deferred tax liabilities	4,185	4,393

Total fixed liabilities	663,521	942,342

Total liabilities	1,063,977	2,111,971

Net assets:
Shareholders’ equity:
Capital stock	1,383,052	1,620,896
Capital surplus:
Capital reserve	1,383,070	1,620,914
Other capital surplus	2,497,841	2,109,970

Total capital surplus	3,880,912	3,730,884

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,065,219	2,211,855

Total retained earnings	2,215,219	2,361,855

Treasury stock	(724,571)	(979)

Total shareholders’ equity	6,754,613	7,712,656

Subscription rights to shares	2,408	4,650

Total net assets	6,757,021	7,717,307

Total liabilities and net assets	7,820,998	9,829,278

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Operating income:
Dividends	507,456	284,343
Management fees from subsidiaries and affiliates	13,970	16,985

Total operating income	521,426	301,328

Operating expenses:
General and administrative expenses	13,138	16,221

Total operating expenses	13,138	16,221

Operating profits	508,288	285,107

Non-operating income:
Interest on deposits	5	0
Interest on securities	471	304
Foreign exchange gains	139	1,220
Interest on loans	—	347
Interest on tax refunds	36	42
Commissions on odd lot shares negotiated	17	1
Fees for software leases	27	30
Other	41	58

Total non-operating income	739	2,005

Non-operating expenses:
Interest on borrowings	11,067	34,436
Interest on bonds payable	4,395	3,694
Amortization on stock issuance costs	628	2,639
Expenses on fund-raising	1,011	2,017
Other	131	12

Total non-operating expenses	17,235	42,801

Ordinary profits	491,792	244,311

Extraordinary gains:
Gains on liquidation of subsidiaries	329	—
Reversal of allowance for losses on investments	4,051	1,353
Gains on sales of investments in subsidiaries and affiliates	—	31,134

Total extraordinary gains	4,381	32,487

Extraordinary losses:
Losses on impairment of fixed assets	—	0
Losses on retirement of fixed assets	6	2
Losses on write-down of investments in subsidiaries and affiliates	83,033	—
Losses on sales of investments in subsidiaries and affiliates	352	711
Other	720	—

Total extraordinary losses	84,112	714

Income before income taxes	412,061	276,084

Income taxes-current	3	2,214
Income taxes-deferred	(4,825)	(26,118)

Total taxes	(4,822)	(23,903)

Net income	416,883	299,988

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Shareholders’ equity
Capital stock
Balance at the end of the previous period	1,383,052	1,383,052
Changes during the period
Issuance of new shares	—	237,844

Total changes during the period	—	237,844

Balance at the end of the period	1,383,052	1,620,896

Capital surplus
Capital reserve
Balance at the end of the previous period	1,383,070	1,383,070

Changes during the period
Issuance of new shares	—	237,844

Total changes during the period	—	237,844

Balance at the end of the period	1,383,070	1,620,914

Other capital surplus
Balance at the end of the previous period	2,549,056	2,497,841
Changes during the period
Disposition of treasury stock	(229)	(310)
Increase by share exchange	(50,985)	(387,560)

Total changes during the period	(51,214)	(387,871)

Balance at the end of the period	2,497,841	2,109,970

Retained earnings
Other retained earnings
Other reserve
Balance at the end of the previous period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the end of the previous period	1,789,675	2,065,219
Changes during the period
Dividends from retained earnings	(141,339)	(153,353)
Net income	416,883	299,988

Total changes during the period	275,544	146,635

Balance at the end of the period	2,065,219	2,211,855

Treasury stock
Balance at the end of the previous period	(1,000,728)	(724,571)
Changes during the period
Acquisition of treasury stock	(151,364)	(239,579)
Disposition of treasury stock	1,010	963,170
Increase by share exchange	426,511	—

Total changes during the period	276,157	723,591

Balance at the end of the period	(724,571)	(979)

Total shareholders’ equity
Balance at the end of the previous period	6,254,125	6,754,613
Changes during the period
Issuance of new shares	—	475,688
Dividends from retained earnings	(141,339)	(153,353)
Net income	416,883	299,988
Acquisition of treasury stock	(151,364)	(239,579)
Disposition of treasury stock	780	962,859
Increase by share exchange	375,526	(387,560)

Total changes during the period	500,487	958,043

Balance at the end of the period	6,754,613	7,712,656

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Subscription rights to shares
Balance at the end of the previous period	—	2,408
Changes during the period
Net changes of items other than shareholders’ equity	2,408	2,242

Total changes during the period	2,408	2,242

Balance at the end of the period	2,408	4,650

Total net assets
Balance at the end of the previous period	6,254,125	6,757,021
Changes during the period
Issuance of new shares	—	475,688
Dividends from retained earnings	(141,339)	(153,353)
Net income	416,883	299,988
Acquisition of treasury stock	(151,364)	(239,579)
Disposition of treasury stock	780	962,859
Increase by share exchange	375,526	(387,560)
Net changes of items other than shareholders’ equity	2,408	2,242

Total changes during the period	502,895	960,286

Balance at the end of the period	6,757,021	7,717,307

Mitsubishi UFJ Financial Group, Inc.

(4)	Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” poseted on May 19, 2009 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2009

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1 [ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ] [ BTMU Non-consolidated ] [ MUTB Consolidated ] [ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards	[ MUFG Consolidated ] [ BTMU Consolidated ] [ MUTB Consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	18

9. Progress in Disposition of Problem Assets	[ BTMU, MUTB and MUSP Combined including Trust Accounts ]*5 [ BTMU and MUSP Combined ] [ MUTB Non-consolidated including Trust Accounts ]	22

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments” and “GSE Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.
(*5)	“MUSP” means MU Strategic Partner, Co., Ltd.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	3,272,895	3,512,683	(239,787)
Gross profits before credit costs for trust accounts	3,272,904	3,512,716	(239,811)
Net interest income	1,975,902	1,842,097	133,804
Trust fees	119,474	151,720	(32,245)
Credit costs for trust accounts (1)	(9)	(33)	24
Net fees and commissions	970,077	1,073,558	(103,481)
Net trading profits	253,056	365,315	(112,258)
Net other business profits	(45,615)	79,990	(125,606)
Net gains (losses) on debt securities	80,938	31,009	49,929
General and administrative expenses	2,083,753	2,115,815	(32,061)
Amortization of goodwill	24,618	14,397	10,221
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,213,769	1,411,298	(197,528)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,189,150	1,396,900	(207,749)
Provision for general allowance for credit losses (2)	40,342	41,043	(700)
Net business profits*	1,229,484	1,437,910	(208,425)
Net non-recurring gains (losses)	(1,146,677)	(408,897)	(737,780)
Credit costs (3)	(648,791)	(344,735)	(304,056)
Losses on loan write-offs	(411,276)	(251,597)	(159,678)
Provision for specific allowance for credit losses	(226,027)	(69,847)	(156,179)
Other credit costs	(11,487)	(23,289)	11,802
Net gains (losses) on equity securities	(408,780)	(24,874)	(383,906)
Gains on sales of equity securities	106,275	176,970	(70,694)
Losses on sales of equity securities	(35,472)	(14,739)	(20,733)
Losses on write-down of equity securities	(479,583)	(187,104)	(292,478)
Profits (losses) from investments in affiliates	(38)	13,042	(13,080)
Other non-recurring gains (losses)	(89,066)	(52,329)	(36,736)
Amortization of goodwill	1,386	4,611	(3,225)

Ordinary profits	82,807	1,029,013	(946,205)

Net extraordinary gains (losses)	32,253	(8,133)	40,387
Gains on loans written-off (4)	38,267	39,875	(1,607)
Reversal of reserve for contingent losses included in credit costs (5)	—	2,120	(2,120)
Gains on sales of equity securities of subsidiaries	32,472	16,075	16,396
Losses on impairment of fixed assets	(15,842)	(14,719)	(1,123)
Expenses relating to systems integration	(83,958)	—	(83,958)
Provision for reserve for losses relating to business restructuring	(6)	(64,049)	64,043
Income before income taxes and others	115,061	1,020,879	(905,818)
Income taxes-current	85,808	100,129	(14,321)
Income taxes-deferred	216,131	201,091	15,039
Minority interests	70,073	83,034	(12,960)

Net income	(256,952)	636,624	(893,576)

Note:

*        Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(608,458)	(301,604)	(306,853)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(570,190)	(261,729)	(308,460)

Number of consolidated subsidiaries	256	242	14
Number of affiliated companies accounted for under the equity method	59	43	16

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	2,127,802	2,309,252	(181,450)
Gross profits before credit costs for trust accounts	2,127,811	2,309,286	(181,475)
Net interest income	1,481,508	1,410,355	71,152
Trust fees	91,796	113,866	(22,069)
Credit costs for trust accounts (1)	(9)	(33)	24
Net fees and commissions	472,184	497,079	(24,895)
Net trading profits	134,411	221,639	(87,227)
Net other business profits	(52,098)	66,311	(118,410)
Net gains (losses) on debt securities	85,936	34,571	51,364
General and administrative expenses	1,285,444	1,293,792	(8,348)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	842,366	1,015,493	(173,126)
Provision for general allowance for credit losses (2)	17,230	—	17,230
Net business profits	859,588	1,015,459	(155,871)
Net non-recurring gains (losses)	(1,008,169)	(275,452)	(732,717)
Credit costs (3)	(447,913)	(175,514)	(272,399)
Losses on loan write-offs	(357,338)	(164,419)	(192,918)
Provision for specific allowance for credit losses	(81,094)	—	(81,094)
Other credit costs	(9,481)	(11,094)	1,613
Net gains (losses) on equity securities	(516,222)	(73,356)	(442,866)
Gains on sales of equity securities	83,551	120,691	(37,139)
Losses on sales of equity securities	(33,290)	(13,076)	(20,214)
Losses on write-down of equity securities	(566,483)	(180,971)	(385,512)
Other non-recurring gains (losses)	(44,033)	(26,582)	(17,451)

Ordinary profits	(148,581)	740,007	(888,588)

Net extraordinary gains (losses)	41,574	144,365	(102,791)
Gains on loans written-off (4)	32,249	36,066	(3,816)
Reversal of allowance for credit losses (5)	38,964	79,870	(40,906)
Reversal of reserve for contingent losses included in credit costs (6)	1,607	9,454	(7,846)
Gains on sales of equity securities of MUFG	53,676	—	53,676
Losses on impairment of fixed assets	(6,939)	(8,754)	1,814
Expenses relating to systems integration	(84,204)	—	(84,204)
Income before income taxes	(107,006)	884,373	(991,380)
Income taxes-current	33,901	23,849	10,051
Income taxes refund	—	9,107	(9,107)
Income taxes-deferred	208,590	204,500	4,089

Net income	(349,497)	665,130	(1,014,628)

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	(390,119)	(86,222)	(303,897)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	(357,869)	(50,155)	(307,714)

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	2,391,617	2,820,419	(428,801)
Net interest income	1,700,287	1,721,075	(20,788)
Trust fees	15,043	24,470	(9,427)
Net fees and commissions	582,420	753,130	(170,709)
Net trading profits	138,926	217,106	(78,179)
Net other business profits	(45,060)	104,635	(149,695)
Net gains (losses) on debt securities	61,157	55,435	5,721
General and administrative expenses	1,427,112	1,634,683	(207,570)
Amortization of goodwill	9,103	3,882	5,220
Net business profits before provision for general allowance for credit losses and amortization of goodwill	973,608	1,189,618	(216,010)
Net business profits before provision for general allowance for credit losses	964,505	1,185,735	(221,230)
Provision for general allowance for credit losses (1)	(44,153)	30,439	(74,592)
Net business profits*	920,351	1,216,175	(295,823)
Net non-recurring gains (losses)	(1,024,170)	(421,765)	(602,405)
Credit costs (2)	(531,758)	(352,440)	(179,317)
Losses on loan write-offs	(363,148)	(250,115)	(113,032)
Provision for specific allowance for credit losses	(154,193)	(77,530)	(76,662)
Other credit costs	(14,416)	(24,794)	10,378
Net gains (losses) on equity securities	(442,230)	(25,318)	(416,912)
Gains on sales of equity securities	86,635	145,849	(59,213)
Losses on sales of equity securities	(32,514)	(15,861)	(16,652)
Losses on write-down of equity securities	(496,351)	(155,305)	(341,045)
Profits (losses) from investments in affiliates	(3,672)	7,441	(11,114)
Other non-recurring gains (losses)	(46,509)	(51,447)	4,938

Ordinary profits	(103,819)	794,409	(898,229)

Net extraordinary gains (losses)	132,639	58,296	74,343
Gains on loans written-off (3)	33,147	34,296	(1,149)
Reversal of reserve for contingent losses included in credit costs (4)	—	169	(169)
Gains on sales of equity securities of MUFG	172,096	—	172,096
Gains on change in subsidiary’s equity from the third-party allotment of new shares	—	71,453	(71,453)
Losses on impairment of fixed assets	(4,472)	(11,903)	7,430
Expenses relating to systems integration	(83,964)	—	(83,964)
Provision for reserve for losses relating to business restructuring	—	(64,049)	64,049
Income before income taxes and others	28,820	852,706	(823,885)
Income taxes-current	63,086	81,361	(18,275)
Income taxes refund	—	10,830	(10,830)
Income taxes-deferred	111,243	120,412	(9,169)
Minority interests	68,453	70,308	(1,855)

Net income	(213,962)	591,452	(805,415)

Note:

*        Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(4)	(575,912)	(321,832)	(254,080)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(542,765)	(287,535)	(255,229)

Number of consolidated subsidiaries	155	165	(10)
Number of affiliated companies accounted for under the equity method	47	47	—

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	1,801,446	1,927,875	(126,429)
Domestic gross profits	1,373,510	1,418,784	(45,274)
Net interest income	1,043,808	1,059,844	(16,036)
Net fees and commissions	258,108	289,030	(30,922)
Net trading profits	33,672	33,268	404
Net other business profits	37,921	36,641	1,279
Net gains (losses) on debt securities	51,506	43,221	8,284
Non-domestic gross profits	427,935	509,090	(81,155)
Net interest income	299,049	176,648	122,400
Net fees and commissions	126,713	93,475	33,237
Net trading profits	94,088	185,931	(91,842)
Net other business profits	(91,915)	53,035	(144,951)
Net gains (losses) on debt securities	12,912	15,690	(2,777)
General and administrative expenses	1,090,618	1,099,646	(9,028)
Personnel expenses	371,862	367,802	4,060
Non-personnel expenses	653,978	670,515	(16,536)
Taxes	64,776	61,328	3,448
Net business profits before provision for general allowance for credit losses	710,828	828,229	(117,401)
Provision for general allowance for credit losses (1)	17,230	—	17,230
Net business profits	728,058	828,229	(100,170)
Net non-recurring gains (losses)	(927,498)	(260,942)	(666,556)
Credit costs (2)	(441,270)	(175,769)	(265,500)
Losses on loan write-offs	(350,765)	(163,173)	(187,592)
Provision for specific allowance for credit losses	(81,094)	—	(81,094)
Other credit costs	(9,410)	(12,596)	3,186
Net gains (losses) on equity securities	(448,792)	(57,138)	(391,654)
Gains on sales of equity securities	78,604	106,917	(28,313)
Losses on sales of equity securities	(29,197)	(11,209)	(17,987)
Losses on write-down of equity securities	(498,200)	(152,846)	(345,353)
Other non-recurring gains (losses)	(37,435)	(28,033)	(9,401)

Ordinary profits	(199,439)	567,287	(766,726)

Net extraordinary gains (losses)	4,276	119,767	(115,490)
Gains on loans written-off (3)	30,639	30,685	(46)
Reversal of allowance for credit losses (4)	—	60,979	(60,979)
Reversal of reserve for contingent losses included in credit costs (5)	—	7,565	(7,565)
Gains on sales of equity securities of MUFG	53,676	—	53,676
Losses on impairment of fixed assets	(3,961)	(5,294)	1,332
Expenses relating to systems integration	(84,029)	—	(84,029)
Income before income taxes	(195,163)	687,054	(882,217)
Income taxes-current	32,838	23,917	8,921
Income taxes refund	—	9,107	(9,107)
Income taxes-deferred	138,389	121,258	17,131

Net income	(366,392)	550,985	(917,377)

(Reference)
Total credit costs (1)+(2)+(4)+(5)	(424,039)	(107,224)	(316,814)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(393,400)	(76,539)	(316,860)

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	379,704	438,253	(58,549)
Gross profits before credit costs for trust accounts	379,713	438,286	(58,573)
Trust fees	104,434	127,299	(22,865)
Trust fees before credit costs for trust accounts	104,443	127,332	(22,889)
Loan trusts and money trusts fees (Jointly operated designated money trust before credit costs for trust accounts)	8,897	15,302	(6,405)
Other trust fees	95,546	112,030	(16,484)
Credit costs for trust accounts (1)	(9)	(33)	24
Net interest income	140,779	177,041	(36,262)
Net fees and commissions	120,493	151,924	(31,431)
Net trading profits	12,375	5,084	7,291
Net other business profits	1,621	(23,096)	24,718
Net gains (losses) on debt securities	21,517	(24,340)	45,857
General and administrative expenses	241,684	240,879	805
Amortization of goodwill	—	—	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	138,028	197,407	(59,379)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	138,028	197,407	(59,379)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits*	138,019	197,374	(59,355)
Net non-recurring gains (losses)	(79,111)	(13,710)	(65,401)
Credit costs (3)	(6,913)	22	(6,936)
Losses on loan write-offs	(6,845)	(1,482)	(5,363)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(67)	1,504	(1,572)
Net gains (losses) on equity securities	(63,807)	(16,000)	(47,807)
Gains on sales of equity securities	4,893	13,990	(9,096)
Losses on sales of equity securities	(4,093)	(1,866)	(2,226)
Losses on write-down of equity securities	(64,608)	(28,124)	(36,483)
Profits (losses) from investments in affiliates	(988)	1,359	(2,347)
Other non-recurring gains (losses)	(7,402)	908	(8,310)

Ordinary profits	58,907	183,664	(124,756)

Net extraordinary gains (losses)	36,867	25,596	11,270
Gains on loans written-off (4)	1,698	5,506	(3,807)
Reversal of allowance for credit losses (5)	38,630	18,674	19,955
Reversal of reserve for contingent losses included in credit costs (6)	1,607	1,888	(281)
Losses on impairment of fixed assets	(3,058)	(485)	(2,573)
Income before income taxes and others	95,774	209,260	(113,485)
Income taxes-current	4,428	3,631	796
Income taxes-deferred	69,892	85,445	(15,553)
Minority interests	2,350	2,133	217

Net income	19,102	118,049	(98,946)

Note:

*       Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	33,315	20,552	12,762
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	35,014	26,059	8,954

Number of consolidated subsidiaries	26	25	1
Number of affiliated companies accounted for under the equity method	8	10	(2)

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2009 (A)	March 31, 2008 (B)
Gross profits	326,355	381,377	(55,021)
Gross profits before credit costs for trust accounts*	326,365	381,410	(55,045)
Domestic gross profits	301,383	421,251	(119,868)
Trust fees	91,796	113,866	(22,069)
Trust fees before credit costs for trust accounts*	91,805	113,899	(22,093)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	8,897	15,302	(6,405)
Other trust fees	82,908	98,597	(15,688)
Credit costs for trust accounts** (1)	(9)	(33)	24
Net interest income	118,089	158,087	(39,997)
Net fees and commissions	88,554	114,852	(26,297)
Net trading profits	12,959	16,751	(3,792)
Net other business profits	(10,016)	17,693	(27,710)
Net gains (losses) on debt securities	(2,148)	17,579	(19,727)
Non-domestic gross profits	24,972	(39,873)	64,846
Trust fees	—	0	(0)
Net interest income	20,560	15,774	4,785
Net fees and commissions	(1,191)	(277)	(913)
Net trading profits	(6,308)	(14,311)	8,002
Net other business profits	11,912	(41,058)	52,971
Net gains (losses) on debt securities	23,665	(41,919)	65,585
General and administrative expenses	194,826	194,146	679
Personnel expenses	60,757	58,189	2,567
Non-personnel expenses	123,749	126,048	(2,299)
Taxes	10,320	9,908	411
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses*	131,538	187,264	(55,725)
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	131,529	187,230	(55,701)
Net non-recurring gains (losses)	(80,670)	(14,510)	(66,160)
Credit costs (3)	(6,643)	255	(6,898)
Losses on loan write-offs	(6,572)	(1,245)	(5,326)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(71)	1,501	(1,572)
Net gains (losses) on equity securities	(67,429)	(16,217)	(51,212)
Gains on sales of equity securities	4,946	13,773	(8,826)
Losses on sales of equity securities	(4,093)	(1,866)	(2,226)
Losses on write-down of equity securities	(68,283)	(28,124)	(40,158)
Other non-recurring gains (losses)	(6,597)	1,451	(8,049)

Ordinary profits	50,858	172,720	(121,861)

Net extraordinary gains (losses)	37,298	24,598	12,699
Gains on loans written-off (4)	1,610	5,381	(3,770)
Reversal of allowance for credit losses (5)	38,964	18,890	20,073
Reversal of reserve for contingent losses included in credit costs (6)	1,607	1,888	(281)
Losses on impairment of fixed assets	(2,977)	(3,460)	482
Income before income taxes	88,157	197,319	(109,162)
Income taxes-current	1,062	(67)	1,130
Income taxes-deferred	70,200	83,242	(13,042)

Net income	16,894	114,144	(97,250)

Notes:
* Amounts before credit costs for loans in trust with contracts for compensating the principal amounts ** Credit costs for loans in trust with contracts for compensating the principal amounts

(Reference)
Total credit costs (1)+(2)+(3)+(5)+(6)	33,919	21,002	12,917
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)+(6)	35,530	26,383	9,146

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Total average interest rate on interest-earning assets (a)	1.98	(0.26)	2.24
Average interest rate on loans and bills discounted (b)	2.15	(0.16)	2.32
Average interest rate on securities	1.35	(0.40)	1.76
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	1.74	(0.35)	2.09
Average interest rate on deposits and NCD (d)	0.50	(0.25)	0.75
Average interest rate on other liabilities	2.34	(0.44)	2.79
Overall interest rate spread (a)-(c)	0.23	0.08	0.15
Interest rate spread (b)-(d)	1.65	0.09	1.56

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.39	0.00	1.39
Average interest rate on loans and bills discounted (f)	1.78	0.00	1.78
Average interest rate on securities	0.96	(0.04)	1.01
Total average interest rate on interest-bearing liabilities (g) <including general and administrative expenses>	1.20	(0.00)	1.20
Average interest rate on deposits and NCD (h)	0.25	0.00	0.25
Average interest rate on other liabilities	0.95	(0.00)	0.96
Overall interest rate spread (e)-(g)	0.19	0.00	0.18
Interest rate spread (f)-(h)	1.52	0.00	1.52

MUTB Non-consolidated
	(percentage per annum)
(All branches)	For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Total average interest rate on interest-earning assets (a)	1.58	(0.43)	2.01
Average interest rate on loans and bills discounted (b)	1.57	(0.09)	1.66
Average interest rate on securities	1.68	(0.84)	2.53
Total average interest rate on interest-bearing liabilities (c)	0.84	(0.16)	1.01
Average interest rate on deposits and NCD (d)	0.68	(0.09)	0.78
Overall interest rate spread (a)-(c)	0.73	(0.26)	1.00
Interest rate spread (b)-(d)	0.88	0.00	0.88

(Domestic business segment)
Total average interest rate on interest-earning assets (e)	1.28	(0.22)	1.50
Average interest rate on loans and bills discounted (f)	1.48	0.00	1.48
Average interest rate on securities	1.15	(0.69)	1.84
Total average interest rate on interest-bearing liabilities (g)	0.56	0.10	0.45
Average interest rate on deposits and NCD (h)	0.57	0.14	0.43
Overall interest rate spread (e)-(g)	0.72	(0.32)	1.04
Interest rate spread (f)-(h)	0.91	(0.14)	1.05

BTMU and MUTB combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Average interest rate on loans and bills discounted (a)	1.74	0.00	1.74
Average interest rate on deposits and NCD (b)	0.30	0.02	0.27
Interest rate spread (a)-(b)	1.44	(0.02)	1.46

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	16,537.0	11,159.6	489.7	28,186.4
Receive-floater/pay-fix	283.9	1,473.3	490.1	2,247.4
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	16,820.9	12,652.9	979.9	30,453.8

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	16,021.2	10,798.7	496.2	27,316.2
Receive-floater/pay-fix	297.3	934.6	301.8	1,533.8
Receive-floater/pay-floater	—	20.0	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	16,318.6	11,753.3	798.0	28,870.0

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2009
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	938.2	2,483.0	130.5	3,551.7
Receive-floater/pay-fix	59.6	553.4	376.9	990.0
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	997.8	3,036.4	507.4	4,541.7

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	3,250,373	5,835	34,564	28,728	2,941,975	20,237	22,483	2,245
Domestic bonds	1,537,035	19,012	20,773	1,760	2,805,196	19,153	21,178	2,025
Government bonds	1,242,065	15,817	17,571	1,753	2,496,983	15,133	17,129	1,996
Municipal bonds	51,961	751	751	0	71,844	1,229	1,229	—
Corporate bonds	243,008	2,443	2,450	7	236,368	2,790	2,819	28
Other	1,713,338	(13,176)	13,790	26,967	136,778	1,083	1,304	220
Foreign bonds	615,741	(4,130)	3,799	7,929	20,934	1,084	1,304	220
Other	1,097,596	(9,046)	9,991	19,037	115,844	(0)	—	0

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	41,595,222	(917,772)	669,804	1,587,576	36,162,180	1,004,875	2,012,453	1,007,578
Domestic equity securities	3,732,578	(179,804)	499,874	679,678	5,674,702	1,377,953	1,737,517	359,564
Domestic bonds	25,000,441	(38,553)	50,278	88,832	17,062,116	(8,847)	82,767	91,614
Government bonds	23,301,184	(27,235)	43,646	70,881	15,343,602	(23,065)	66,131	89,196
Municipal bonds	278,005	3,537	3,717	179	202,574	3,767	3,916	148
Corporate bonds	1,421,251	(14,856)	2,914	17,770	1,515,939	10,450	12,719	2,269
Other	12,862,201	(699,414)	119,651	819,066	13,425,362	(364,231)	192,167	556,398
Foreign equity securities	107,943	(20,675)	4,216	24,892	192,234	95,154	95,682	527
Foreign bonds	10,644,629	(29,139)	105,945	135,085	8,415,050	(20,800)	65,715	86,515
Other	2,109,628	(649,598)	9,489	659,088	4,818,077	(438,584)	30,770	469,355

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	12,457,515	10,828,704	4,420,912	2,090,430	8,972,284	7,467,376	4,633,923	2,279,647
Government bonds	11,941,521	7,709,033	3,471,017	1,421,678	8,200,246	4,273,924	3,634,820	1,731,595
Municipal bonds	23,118	110,834	200,021	463	24,752	145,509	105,963	3,846
Corporate bonds	492,875	3,008,835	749,873	668,288	747,285	3,047,942	893,139	544,205
Other bonds	920,563	6,232,583	2,652,998	4,428,611	799,114	3,425,040	2,761,209	5,570,201
Foreign bonds	755,611	5,951,919	1,691,492	2,645,186	589,635	2,986,504	1,440,348	2,955,942
Other	164,952	280,663	961,506	1,783,425	209,479	438,536	1,320,861	2,614,259
Total	13,378,079	17,061,287	7,073,911	6,519,041	9,771,398	10,892,417	7,395,133	7,849,848

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Monetary claims bought” and others in addition to “Securities”. Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,555,839	(6,443)	12,594	19,037	1,888,451	2,156	2,245	89
Stocks of subsidiaries and affiliates	191,142	(43,026)	—	43,026	564,468	230,897	263,458	32,561

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	33,142,134	(729,925)	403,308	1,133,234	28,384,703	521,370	1,349,257	827,886
Domestic equity securities	2,943,106	(294,947)	282,111	577,059	4,521,397	813,434	1,135,669	322,235
Domestic bonds	20,900,754	(26,110)	37,994	64,105	14,032,208	(33,744)	54,403	88,148
Other	9,298,273	(408,867)	83,202	492,069	9,831,097	(258,318)	159,184	417,503
Foreign equity securities	83,828	(17,756)	4,890	22,646	181,288	96,125	96,125	—
Foreign bonds	7,772,395	18,946	77,707	58,761	5,650,087	(18,028)	40,262	58,291
Other	1,442,049	(410,056)	604	410,661	3,999,720	(336,415)	22,796	359,211

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	10,838,318	7,989,036	3,761,389	1,933,967	8,354,643	4,949,482	3,751,219	2,140,905
Government bonds	10,412,217	5,408,825	2,848,594	1,267,443	7,666,459	2,236,554	2,804,031	1,597,262
Municipal bonds	2,149	51,935	197,254	412	1,934	69,182	102,839	3,440
Corporate bonds	423,951	2,528,275	715,539	666,111	686,249	2,643,745	844,349	540,202
Other	622,348	4,300,059	1,495,388	3,859,550	628,813	2,324,552	1,455,500	4,761,405
Foreign bonds	483,031	4,160,378	932,385	2,515,424	426,815	2,072,678	633,612	2,720,542
Other	139,317	139,680	563,002	1,344,126	201,998	251,873	821,887	2,040,863
Total	11,460,667	12,289,095	5,256,778	5,793,517	8,983,457	7,274,034	5,206,720	6,902,311

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	1,160,657	18,031	18,358	326	909,383	18,023	18,023	—
Stocks of subsidiaries and affiliates	2,821	—	—	—	6,496	(1,709)	—	1,709

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Net unrealized gains (losses)	Gains	Losses
Other securities	6,822,570	(227,737)	112,313	340,050	6,012,339	194,332	356,204	161,871
Domestic equity securities	726,470	(37,061)	79,292	116,354	1,075,746	250,074	307,317	57,243
Domestic bonds	3,556,071	3,332	9,737	6,404	2,595,869	23,869	25,194	1,324
Other	2,540,028	(194,008)	23,283	217,291	2,340,723	(79,610)	23,692	103,302
Foreign equity securities	21,963	(1,158)	16	1,175	9,806	(449)	77	527
Foreign bonds	2,003,107	(46,080)	15,713	61,794	1,798,001	(12,541)	18,645	31,186
Other	514,957	(146,769)	7,553	154,322	532,915	(66,619)	4,969	71,588
Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2009				As of March 31, 2008
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	1,410,150	2,652,702	427,534	87,651	339,190	2,373,863	776,156	63,960
Government bonds	1,360,345	2,228,579	400,874	85,424	299,730	1,997,284	737,671	59,552
Municipal bonds	13,938	45,189	2,766	50	19,499	60,824	1,599	406
Corporate bonds	35,866	378,933	23,893	2,177	19,960	315,754	36,885	4,002
Other bonds	158,893	1,431,021	770,601	149,140	109,503	856,819	901,088	257,781
Foreign bonds	140,144	1,327,610	611,685	123,263	107,924	703,530	757,357	227,180
Other	18,748	103,410	158,916	25,877	1,579	153,289	143,730	30,600
Total	1,569,043	4,083,723	1,198,136	236,792	448,693	3,230,683	1,677,245	321,742

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
ROE*	(3.97)	(13.72)	9.74

Note:

* ROE is computed as follows:

Net income - Annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

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Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1) Risk-adjusted capital ratio	11.76%	0.56%	11.19%
Tier 1 ratio	7.76%	0.15%	7.60%
(2) Tier 1 capital	7,575.1	(718.5)	8,293.7
(3) Qualified Tier 2 capital	4,217.6	(224.1)	4,441.8
(4) Deductions from total qualifying capital	312.8	(206.8)	519.7
(5) Net qualifying capital (2)+(3)-(4)	11,479.9	(735.9)	12,215.8
(6) Risk-adjusted assets	97,611.4	(11,464.2)	109,075.6
BTMU Consolidated
	(in billions of yen)
	As of March 31, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1) Risk-adjusted capital ratio	12.02%	0.81%	11.20%
Tier1 ratio	7.64%	0.21%	7.43%
(2) Tier 1 capital	6,127.6	(909.9)	7,037.5
(3) Qualified Tier 2 capital	3,709.4	(208.1)	3,917.5
(4) Deductions from total qualifying capital	200.0	(144.0)	344.1
(5) Net qualifying capital (2)+(3)-(4)	9,637.0	(974.0)	10,611.0
(6) Risk-adjusted assets	80,173.8	(14,513.0)	94,686.8
MUTB Consolidated
	(in billions of yen)
	As of March 31, 2009 (A) (Preliminary basis)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
(1) Risk-adjusted capital ratio	12.70%	(0.42)%	13.13%
Tier 1 ratio	10.17%	0.23%	9.94%
(2) Tier 1 capital	1,159.7	(89.2)	1,248.9
(3) Qualified Tier 2 capital	343.0	(99.4)	442.5
(4) Deductions from total qualifying capital	54.9	13.6	41.3
(5) Net qualifying capital (2)+(3)-(4)	1,447.9	(202.3)	1,650.2
(6) Risk-adjusted assets	11,395.3	(1,169.8)	12,565.1

Note:

Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2009 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	147,810	0.16%	43,298	0.04%	104,511	0.11%
Non-accrual delinquent loans	950,262	1.03%	737,926	0.83%	212,336	0.19%
Accruing loans contractually past due 3 months or more	25,421	0.02%	17,900	0.02%	7,520	0.00%
Restructured loans	406,292	0.44%	477,544	0.53%	(71,251)	(0.09)%
Total risk monitored loans	1,529,787	1.66%	1,276,670	1.44%	253,116	0.21%
Total loans and bills discounted	92,056,820		88,538,810		3,518,009

Written-off	980,079		691,894		288,184

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2009 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,185,266	77.47%	1,080,502	84.63%	104,764	(7.15)%
General allowance for credit losses	838,201		776,577		61,623
Specific allowance for credit losses	345,929		303,867		42,061
Allowance for credit to specific foreign borrowers	1,135		56		1,079

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,390,507	1,217,375	173,132
Overseas	139,280	59,295	79,984
Asia	15,455	13,161	2,293
Indonesia	756	1,936	(1,180)
Thailand	5,615	1,762	3,852
Hong Kong	102	3,822	(3,720)
Other	8,981	5,640	3,341
United States of America	81,220	24,840	56,380
Other	42,604	21,293	21,310

Total	1,529,787	1,276,670	253,116

Classified by Industry	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,390,507	1,217,375	173,132
Manufacturing	128,786	149,993	(21,207)
Construction	65,795	43,072	22,722
Wholesale and retail	134,930	137,395	(2,465)
Finance and insurance	11,290	18,555	(7,265)
Real estate	293,969	188,233	105,736
Services	127,882	155,563	(27,681)
Other industries	124,614	149,814	(25,199)
Consumer	503,237	374,745	128,491
Overseas	139,280	59,295	79,984
Financial institutions	15,146	7,061	8,084
Commercial and industrial	108,197	46,147	62,049
Other	15,936	6,086	9,850

Total	1,529,787	1,276,670	253,116

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”.

“Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 197,701 million yen and 365,277 million yen, respectively.

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2009 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	118,869	0.16%	36,744	0.05%	82,124	0.10%
Non-accrual delinquent loans	646,784	0.87%	530,283	0.75%	116,501	0.12%
Accruing loans contractually past due 3 months or more	15,650	0.02%	12,911	0.01%	2,739	0.00%
Restructured loans	262,530	0.35%	333,400	0.47%	(70,870)	(0.11%)
Total risk monitored loans	1,043,834	1.41%	913,340	1.29%	130,494	0.11%
Total loans and bills discounted	73,786,503		70,397,804		3,388,699

Written-off	727,327		484,411		242,915

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2009 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	639,580	61.27%	640,596	70.13%	(1,016)	(8.86%)
General allowance for credit losses	452,980		470,211		(17,230)
Specific allowance for credit losses	185,463		170,328		15,135
Allowance for credit to specific foreign borrowers	1,135		56		1,079

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	967,445	875,077	92,368
Overseas	76,389	38,263	38,126
Asia	2,752	7,560	(4,807)
Indonesia	94	1,036	(941)
Thailand	1,671	1,762	(91)
Hong Kong	102	3,822	(3,720)
Other	884	938	(54)
United States of America	31,606	13,505	18,100
Other	42,031	17,197	24,833

Total	1,043,834	913,340	130,494

Classified by Industry	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	967,445	875,077	92,368
Manufacturing	117,716	122,244	(4,528)
Construction	57,815	39,954	17,860
Wholesale and retail	127,539	127,864	(325)
Finance and insurance	9,005	5,039	3,966
Real estate	248,395	174,444	73,950
Services	120,361	140,177	(19,816)
Other industries	119,197	135,103	(15,905)
Consumer	167,412	130,247	37,165
Overseas	76,389	38,263	38,126
Financial institutions	15,146	7,061	8,084
Commercial and industrial	61,017	30,569	30,448
Other	225	632	(406)

Total	1,043,834	913,340	130,494

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2009 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	11,746	0.11%	1,269	0.01%	10,477	0.09%
Non-accrual delinquent loans	48,433	0.46%	53,134	0.54%	(4,701)	(0.08)%
Accruing loans contractually past due 3 months or more	418	0.00%	1,446	0.01%	(1,028)	(0.01)%
Restructured loans	13,459	0.12%	35,909	0.36%	(22,450)	(0.23)%
Total risk monitored loans	74,057	0.70%	91,759	0.93%	(17,701)	(0.23)%

Total loans and bills discounted	10,472,280		9,778,877		693,403

Written-off	41,624		30,651		10,972

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2009 (A)	% to total risk monitored loans	As of March 31, 2008 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	50,376	68.02%	100,756	109.80%	(50,380)	(41.78)%
General allowance for credit losses	38,219		78,737		(40,518)
Specific allowance for credit losses	12,156		22,018		(9,862)
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	73,925	89,060	(15,134)
Overseas	132	2,699	(2,567)
Asia	—	11	(11)
Indonesia	—	11	(11)
Thailand	—	—	—
Hong Kong	—	—	—
Other	—	—	—
United States of America	118	2,674	(2,555)
Other	13	14	(0)

Total	74,057	91,759	(17,701)

Classified by Industry

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	73,925	89,060	(15,134)
Manufacturing	5,755	20,403	(14,648)
Construction	3,979	831	3,148
Wholesale and retail	3,720	5,253	(1,533)
Finance and insurance	1,927	13,024	(11,096)
Real estate	34,850	3,771	31,078
Services	3,977	7,184	(3,207)
Other industries	4,929	14,159	(9,230)
Consumer	14,787	24,432	(9,645)
Overseas	132	2,699	(2,567)
Financial institutions	—	—	—
Commercial and industrial	118	2,685	(2,566)
Other	13	14	(0)

Total	74,057	91,759	(17,701)

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”.

“Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 13,239 million yen and 14,963 million yen, respectively.

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2009 (A)	% to total loans and bills discounted	As of March 31, 2008 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	110	0.07%	105	0.06%	5	0.01%
Non-accrual delinquent loans	13	0.00%	7	0.00%	5	0.00%
Accruing loans contractually past due 3 months or more	60	0.04%	74	0.04%	(13)	(0.00)%
Restructured loans	1,152	0.82%	1,081	0.70%	71	0.11%
Total risk monitored loans	1,337	0.95%	1,268	0.83%	69	0.12%

Total loans and bills discounted	139,753		152,562		(12,808)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Special internal reserves	777	1,382	(605)
Allowance for bad debts	419	457	(38)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Domestic	1,337	1,268	69
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	557	137	419
Services	215	235	(19)
Other industries	—	—	—
Consumer	564	895	(330)

Total	1,337	1,268	69

Note:	MUTB adjusted its method of monitoring risk-monitored loans classified by industry. As a result, loans to proprietors, which were previously reported as part of “Consumer” are included in “Real estate”.

“Real estate” and “Consumer” as of March 31, 2008, as adjusted by using the new method of monitoring, are 397 million yen and 635 million yen, respectively.

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	241,061	117,786	123,275
Doubtful	656,043	556,092	99,950
Special Attention	292,845	384,684	(91,839)
Non Performing Loans (1)	1,189,950	1,058,563	131,386
Normal	94,019,563	90,902,911	3,116,652
Total	95,209,514	91,961,475	3,248,038

Non Performing Loans / Total	1.24%	1.15%	0.09%

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	916,267	818,177	98,089
Allowance for credit losses	288,475	289,897	(1,422)
Collateral, guarantees, etc.	627,791	528,279	99,512

Coverage ratio (2) / (1)	77.00%	77.29%	(0.29)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	241,061		8,126		232,934			100.00%
	[117,786	]	[3,113	]	[114,673	]		[100.00	%]
Doubtful	656,043		190,129		316,631			77.24%
	[556,092	]	[186,299	]	[267,191	]		[81.54	%]
Special Attention	292,845		90,219		78,225			57.51%
	[384,684	]	[100,485	]	[146,414	]		[64.18	%]
Total	1,189,950		288,475		627,791			77.00%
	[1,058,563	]	[289,897	]	[528,279	]		[77.29	%]

Note: The upper figures are as of March 31, 2009. The lower figures with bracket are as of March 31, 2008.

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	221,742	108,751	112,990
Doubtful	614,186	510,355	103,830
Special Attention	278,180	346,311	(68,131)
Non Performing Loans (1)	1,114,109	965,419	148,690
Normal	83,223,170	80,839,067	2,384,102
Total	84,337,279	81,804,486	2,532,793

Non Performing Loans / Total	1.32%	1.18%	0.14%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	854,031	741,970	112,060
Allowance for credit losses	273,809	258,272	15,537
Collateral, guarantees, etc.	580,221	483,698	96,523

Coverage ratio (2) / (1)	76.65%	76.85%	(0.19)%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	221,742		7,051		214,691		100.00%		100.00%
	[108,751	]	[2,907	]	[105,844	]	[100.00	%]	[100.00	%]
Doubtful	614,186		179,899		293,263		56.05%		77.03%
	[510,355	]	[164,774	]	[246,273	]	[62.39	%]	[80.54	%]
Special Attention	278,180		86,858		72,266		42.18%		57.20%
	[346,311	]	[90,590	]	[131,580	]	[42.18	%]	[64.15	%]
Total	1,114,109		273,809		580,221		51.28%		76.65%
	[965,419	]	[258,272	]	[483,698	]	[53.61	%]	[76.85	%]

Note:  The upper figures are as of March 31, 2009. The lower figures with bracket are as of March 31, 2008.

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	19,158	8,869	10,289
Doubtful	41,572	45,578	(4,006)
Special Attention	13,772	37,427	(23,655)
Non Performing Loans (1)	74,502	91,875	(17,373)
Normal	10,657,977	9,912,550	745,426
Total	10,732,480	10,004,426	728,053

Non Performing Loans / Total	0.69%	0.91%	(0.22)%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	61,112	75,168	(14,055)
Allowance for credit losses	14,665	31,625	(16,959)
Collateral, guarantees, etc.	46,446	43,542	2,904

Coverage ratio (2) / (1)	82.02%	81.81%	0.21%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]		Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	19,158		1,075		18,082		100.00%		100.00%
	[8,869	]	[205	]	[8,663	]	[100.00	%]	[100.00	%]
Doubtful	41,572		10,230		23,082		55.32%		80.13%
	[45,578	]	[21,524	]	[20,766	]	[86.74	%]	[92.78	%]
Special Attention	13,772		3,360		5,281		39.57%		62.74%
	[37,427	]	[9,894	]	[14,112	]	[42.44	%]	[64.14	%]
Total	74,502		14,665		46,446		52.27%		82.02%
	[91,875	]	[31,625	]	[43,542	]	[65.43	%]	[81.81	%]

Note: The upper figures are as of March 31, 2009. The lower figures with bracket are as of March 31, 2008.

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt	160	165	(4)
Doubtful	284	158	126
Special Attention	892	944	(52)
Non Performing Loans (1)	1,337	1,268	69
Normal	138,416	151,293	(12,877)
Total	139,753	152,562	(12,808)

Non Performing Loans / Total	0.95%	0.83%	0.12%
(2) Status of Coverage of Non Performing Loans
	(in millions of yen)
	As of March 31, 2009 (A)	As of March 31, 2008 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)	1,123	1,038	84
Allowance for credit losses	—	—	—
Collateral, guarantees, etc.	1,123	1,038	84

Coverage ratio (2) / (1)	83.96%	81.85%	2.11%

(3) Coverage Ratio

	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] /(A)
Bankrupt or De facto Bankrupt	160		—		160			100.00%
	[165	]	[—	]	[165	]		[100.00	%]
Doubtful	284		—		284			100.00%
	[158	]	[—	]	[151	]		[95.88	%]
Special Attention	892		—		677			75.96%
	[944	]	[—	]	[721	]		[76.32	%]
Total	1,337		—		1,123			83.96%
	[1,268	]	[—	]	[1,038	]		[81.85	%]

Note: The upper figures are as of March 31, 2009. The lower figures with bracket are as of March 31, 2008.

21

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU, MUTB and MU Strategic Partner, Co., Ltd. (“MUSP”) Combined including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts. The amounts presented as “during the second half of fiscal 2005” include amounts of BTMU, former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, MUTB, MUSP and Trust accounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008 (a)	As of March 31, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	153.3	125.2	116.3	106.7	117.8	149.4	241.1	91.6
Doubtful	749.7	500.4	652.3	723.2	560.3	725.0	660.0	(64.9)

Total	903.0	625.7	768.6	829.9	678.1	874.4	901.2	26.7

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2006
Bankrupt or De facto Bankrupt	153.3	102.9	77.0	50.3	44.1	39.4	32.8	(6.5)
Doubtful	749.7	364.3	260.5	188.2	155.7	126.5	111.9	(14.6)

Total	903.0	467.3	337.5	238.6	199.9	166.0	144.8	(21.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt		22.2	16.4	9.2	6.9	6.1	5.4	(0.6)
Doubtful		136.0	63.0	29.0	21.7	18.3	16.5	(1.8)

Total		158.3	79.4	38.3	28.6	24.4	21.9	(2.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt			22.8	19.2	14.5	10.4	9.1	(1.2)
Doubtful			328.7	221.4	39.0	28.2	20.2	(7.9)

Total			351.6	240.6	53.5	38.6	29.4	(9.2)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007
Bankrupt or De facto Bankrupt				27.9	23.1	18.8	26.4	7.6
Doubtful				284.4	151.4	84.2	42.7	(41.4)

Total				312.3	174.5	103.0	69.2	(33.7)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007
Bankrupt or De facto Bankrupt					29.0	25.1	18.5	(6.5)
Doubtful					192.4	84.7	52.2	(32.5)

Total					221.4	109.8	70.7	(39.1)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008
Bankrupt or De facto Bankrupt						49.4	80.8	31.3
Doubtful						382.9	145.0	(237.8)

Total						432.3	225.8	(206.4)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008
Bankrupt or De facto Bankrupt							67.7
Doubtful							271.2

Total							339.0

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2009

	(in billions of yen)
	Time of categorization
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	Total
Liquidation	0.5	0.0	0.2	0.6	1.9	14.2	17.6
Re-constructive treatment	0.0	0.1	0.1	1.6	2.5	22.8	27.4
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.6	—	0.1	1.1	0.1	1.4	3.5
Write-offs	2.0	0.2	1.3	7.7	13.7	70.7	95.8
Other	17.7	2.0	7.4	22.6	20.7	97.1	167.7
Collection / Repayment	14.3	1.9	2.6	14.7	14.4	56.1	104.2
Upgraded	3.4	0.1	4.7	7.8	6.2	40.9	63.4

Total	21.2	2.4	9.2	33.7	39.1	206.4	312.2

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2009

	(in billions of yen)
	Time of categorization
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008	Total
Legal liquidation	5.2	4.1	5.2	7.2	10.4	58.8	44.1	135.3
Quasi-legal liquidation	0.6	—	0.4	1.6	—	0.3	—	3.2
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	24.2	1.2	3.3	6.0	8.0	19.2	14.7	77.0
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	30.1	5.4	9.0	14.9	18.4	78.5	58.9	215.6

22

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUSP Combined

The amounts presented as “during the second half of fiscal 2005” include amounts of BTMU, former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008 (a)	As of March 31, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	129.9	117.3	107.7	94.8	108.8	136.1	221.8	85.6
Doubtful	683.3	459.1	579.9	652.0	514.5	690.9	618.2	(72.6)

Total	813.3	576.4	687.7	746.8	623.4	827.1	840.0	12.9

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2006
Bankrupt or De facto Bankrupt	129.9	95.3	72.0	46.6	40.0	36.3	29.8	(6.5)
Doubtful	683.3	336.8	240.5	174.6	147.8	119.7	106.8	(12.8)

Total	813.3	432.1	312.6	221.3	187.9	156.1	136.7	(19.4)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt		22.0	13.8	8.7	6.7	6.0	5.3	(0.7)
Doubtful		122.2	54.8	23.4	17.9	15.1	13.5	(1.5)

Total		144.2	68.6	32.1	24.7	21.2	18.9	(2.3)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt			21.8	18.0	14.2	10.1	8.8	(1.2)
Doubtful			284.6	198.1	33.4	23.6	16.1	(7.5)

Total			306.4	216.1	47.6	33.7	24.9	(8.8)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007
Bankrupt or De facto Bankrupt				21.3	18.9	14.7	23.4	8.6
Doubtful				255.8	129.0	80.6	41.6	(39.0)

Total				277.2	148.0	95.4	65.0	(30.3)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007
Bankrupt or De facto Bankrupt					28.7	24.6	18.2	(6.4)
Doubtful					186.3	80.3	47.9	(32.3)

Total					215.1	104.9	66.2	(38.7)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008
Bankrupt or De facto Bankrupt						44.2	71.0	26.8
Doubtful						371.3	140.5	(230.8)

Total						415.5	211.6	(203.9)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008
Bankrupt or De facto Bankrupt							65.0
Doubtful							251.4

Total							316.5

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2009

	(in billions of yen)
	Time of categorization						Total
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008
Liquidation	0.5	0.0	0.2	0.6	1.9	14.2	17.6
Re-constructive treatment	0.0	0.1	0.1	1.6	2.5	22.8	27.4
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	0.6	—	0.1	1.1	0.1	1.4	3.5
Write-offs	1.7	0.2	1.3	7.7	13.7	70.3	95.1
Other	16.2	1.8	7.0	19.1	20.3	94.9	159.7
Collection / Repayment	12.9	1.7	2.2	11.3	14.1	54.8	97.4
Upgraded	3.3	0.1	4.7	7.8	6.2	40.0	62.3

Total	19.4	2.3	8.8	30.3	38.7	203.9	303.6

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2009

	(in billions of yen)
	Time of categorization							Total
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008
Legal liquidation	4.6	4.1	5.1	7.1	10.3	49.9	41.9	123.4
Quasi-legal liquidation	—	—	—	—	—	—	—	—
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	21.7	1.2	3.1	6.0	7.8	18.4	14.2	72.6
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	26.4	5.3	8.2	13.2	18.1	68.4	56.2	196.0

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Accounts

“Trust accounts” represents trust accounts with contracts indemnifying the principal amounts.

(A) Historical Trend of Problem Assets Based on the “FRL”

	(in billions of yen)
	As of March 31, 2006	As of September 30, 2006	As of March 31, 2007	As of September 30, 2007	As of March 31, 2008	As of September 30, 2008 (a)	As of March 31, 2009 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	23.3	7.9	8.5	11.9	9.0	13.2	19.3	6.0
Doubtful	66.3	41.3	72.3	71.1	45.7	34.1	41.8	7.7

Total	89.7	49.2	80.9	83.0	54.7	47.3	61.1	13.8

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2006

Bankrupt or De facto Bankrupt	23.3	7.6	4.9	3.7	4.0	3.0	3.0	(0.0)
Doubtful	66.3	27.5	19.9	13.5	7.9	6.8	5.0	(1.7)

Total	89.7	35.1	24.9	17.3	12.0	9.9	8.1	(1.8)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006

Bankrupt or De facto Bankrupt		0.2	2.6	0.4	0.1	0.0	0.1	0.0
Doubtful		13.8	8.2	5.6	3.7	3.1	2.9	(0.2)

Total		14.1	10.8	6.1	3.9	3.2	3.0	(0.1)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006

Bankrupt or De facto Bankrupt			0.9	1.1	0.3	0.3	0.3	0.0
Doubtful			44.1	23.2	5.5	4.5	4.1	(0.4)

Total			45.1	24.4	5.9	4.8	4.5	(0.3)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2007

Bankrupt or De facto Bankrupt				6.5	4.1	4.0	3.0	(1.0)
Doubtful				28.6	22.3	3.5	1.1	(2.4)

Total				35.1	26.4	7.5	4.1	(3.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2007

Bankrupt or De facto Bankrupt					0.2	0.4	0.2	(0.1)
Doubtful					6.0	4.4	4.2	(0.1)

Total					6.3	4.9	4.5	(0.3)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2008

Bankrupt or De facto Bankrupt						5.2	9.7	4.4
Doubtful						11.5	4.5	(7.0)

Total						16.7	14.2	(2.5)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2008

Bankrupt or De facto Bankrupt							2.7
Doubtful							19.7

Total							22.5

(B) Progress in Disposition of Problem Assets of the Six Months Ended March 31, 2009

	(in billions of yen)
	Time of categorization						Total
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008
Liquidation	—	—	—	—	—	—	—
Re-constructive treatment	—	—	—	—	—	—	—
Upgrade due to re-constructive treatment	—	—	—	—	—	—	—
Loan sales to secondary market	—	—	—	—	—	—	—
Write-offs	0.3	0.0	0.0	—	0.0	0.3	0.7
Other	1.4	0.1	0.3	3.4	0.3	2.1	7.9
Collection / Repayment	1.3	0.1	0.3	3.4	0.3	1.2	6.8
Upgraded	0.1	0.0	0.0	—	0.0	0.8	1.0

Total	1.8	0.1	0.3	3.4	0.3	2.5	8.6

(C) Amount of Outstanding Problem Assets Which Is in Process for Disposition as of March 31, 2009

	(in billions of yen)
	Time of categorization							Total
	prior to March 31, 2006	the 1st half of fiscal 2006	the 2nd half of fiscal 2006	the 1st half of fiscal 2007	the 2nd half of fiscal 2007	the 1st half of fiscal 2008	the 2nd half of fiscal 2008
Legal liquidation	0.5	0.0	0.0	0.0	0.0	8.9	2.1	11.9
Quasi-legal liquidation	0.6	—	0.4	1.6	—	0.3	—	3.2
Split-off of problem loans	—	—	—	—	—	—	—	—
Partial write-off of small balance loans	2.4	0.0	0.2	0.0	0.1	0.7	0.5	4.3
Entrusted to the RCC	—	—	—	—	—	—	—	—

Total	3.7	0.1	0.8	1.7	0.2	10.1	2.7	19.5

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	70,204,184	1,927,945	68,276,239
Manufacturing	10,266,959	2,107,610	8,159,349
Agriculture	23,064	(2,456)	25,520
Forestry	13,520	(2,495)	16,015
Fishery	7,002	(30,568)	37,570
Mining	87,392	35,180	52,212
Construction	1,456,461	23,401	1,433,060
Utilities	626,406	(106,885)	733,291
Communication and information services	1,832,270	30,167	1,802,103
Wholesale and retail	7,292,069	341,579	6,950,490
Finance and insurance	8,486,197	1,380,446	7,105,751
Real estate	10,209,709	1,241,223	8,968,486
Services	5,585,413	(950,516)	6,535,929
Municipal government	912,377	99,117	813,260
Other industries	23,405,332	(2,237,860)	25,643,192
Overseas offices and loans booked at offshore markets	14,254,383	2,095,133	12,159,250

Total	84,458,568	4,023,079	80,435,489

Note:   Starting in this fiscal period, BTMU and MUTB adjusted their method of monitoring loans classified by type of industry. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”. The amounts as of March 31, 2008, as adjusted by using the new method of monitoring, are shown below:

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	70,204,184	1,927,945	68,276,239
Manufacturing	10,266,959	1,944,300	8,322,659
Agriculture	23,064	(551)	23,615
Forestry	13,520	(2,493)	16,013
Fishery	7,002	(30,495)	37,497
Mining	87,392	36,318	51,074
Construction	1,456,461	784	1,455,677
Utilities	626,406	(106,767)	733,173
Communication and information services	1,832,270	105,401	1,726,869
Wholesale and retail	7,292,069	139,298	7,152,771
Finance and insurance	8,486,197	1,306,279	7,179,918
Real estate	10,209,709	(527,594)	10,737,303
Services	5,585,413	(144,285)	5,729,698
Municipal government	912,377	99,120	813,257
Other industries	23,405,332	(891,372)	24,296,704
Overseas offices and loans booked at offshore markets	14,254,383	2,095,133	12,159,250

Total	84,458,568	4,023,079	80,435,489

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	18,232,804	(107,095)	18,339,899
Housing loans	17,364,214	5,974	17,358,239
Residential purpose	13,748,240	72,425	13,675,815
Other	868,590	(113,069)	981,660

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	42,864,802	(889,127)	43,753,929
% to total domestic loans	61.05%	(3.02)%	64.08%

Note:   Starting in this fiscal period, BTMU adjusted its method of monitoring domestic loans to small/medium-sized companies and proprietors in the same manner as its method of monitoring loans classified by type of industry shown above. “Outstanding amount” and “% to total domestic loans” as of March 31, 2008, as adjusted by using the new method of monitoring, are 43,519,282 million yen and 63.74%, respectively.

25

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	59,943,079	1,410,491	58,532,587
Manufacturing	8,235,192	1,421,911	6,813,281
Agriculture	22,571	(2,433)	25,004
Forestry	13,520	(2,495)	16,015
Fishery	7,002	509	6,493
Mining	81,846	34,113	47,733
Construction	1,252,304	(33,660)	1,285,964
Utilities	391,468	(18,192)	409,660
Communication and information services	834,447	(2,746)	837,193
Wholesale and retail	6,532,997	327,343	6,205,654
Finance and insurance	6,646,040	1,620,183	5,025,857
Real estate	8,197,371	817,108	7,380,263
Services	4,606,847	(1,012,973)	5,619,820
Municipal government	864,581	97,877	766,704
Other industries	22,256,893	(1,836,053)	24,092,946
Overseas offices and loans booked at offshore markets	13,843,424	1,978,207	11,865,216

Total	73,786,503	3,388,699	70,397,804

Note:  Starting in this fiscal period, BTMU adjusted its method of monitoring loans classified by type of industry. This adjustment was made to unify the respective monitoring methods previously used by former The Bank of Tokyo-Mitsubishi, Ltd., and former UFJ Bank Limited. As a result, among other changes, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”. The amounts as of March 31, 2008, as adjusted by using the new method of monitoring, are shown below:

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	59,943,079	1,410,491	58,532,587
Manufacturing	8,235,192	1,258,601	6,976,591
Agriculture	22,571	(528)	23,099
Forestry	13,520	(2,493)	16,013
Fishery	7,002	582	6,420
Mining	81,846	35,251	46,595
Construction	1,252,304	(56,277)	1,308,581
Utilities	391,468	(18,074)	409,542
Communication and information services	834,447	72,488	761,959
Wholesale and retail	6,532,997	125,062	6,407,935
Finance and insurance	6,646,040	1,546,016	5,100,024
Real estate	8,197,371	(554,672)	8,752,043
Services	4,606,847	(206,742)	4,813,589
Municipal government	864,581	97,880	766,701
Other industries	22,256,893	(886,602)	23,143,495
Overseas offices and loans booked at offshore markets	13,843,424	1,978,207	11,865,216

Total	73,786,503	3,388,699	70,397,804

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	17,102,540	(89,448)	17,191,989
Housing loans	16,253,792	20,588	16,233,203
Residential purpose	12,981,853	67,933	12,913,920
Other	848,748	(110,037)	958,786
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	37,936,722	(959,227)	38,895,949
% to total domestic loans	63.28%	(3.16)%	66.45%

Note:	Starting in this fiscal period, BTMU adjusted its method of monitoring domestic loans to small/medium-sized companies and proprietors in the same manner as its method of monitoring loans classified by type of industry shown above. “Outstanding amount” and “% to total domestic loans” as of March 31, 2008, as adjusted by using the new method of monitoring, are 38,661,302 million yen and 66.05%, respectively.

26

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	10,061,321	576,477	9,484,843
Manufacturing	2,030,736	685,822	1,344,914
Agriculture	493	(23)	516
Forestry	—	—	—
Fishery	—	(31,077)	31,077
Mining	5,546	1,067	4,479
Construction	204,157	57,061	147,096
Utilities	234,246	(87,964)	322,210
Communication and information services	993,096	34,360	958,736
Wholesale and retail	759,072	14,263	744,809
Finance and insurance	1,840,157	(230,270)	2,070,427
Real estate	1,980,748	406,443	1,574,305
Services	976,128	62,819	913,309
Municipal government	24,549	3,281	21,268
Other industries	1,012,385	(339,306)	1,351,691
Overseas offices and loans booked at offshore markets	410,959	116,925	294,033

Total	10,472,280	693,403	9,778,877

Note:  Starting in this fiscal period, MUTB adjusted its method of monitoring loans classified by type of industry. As a result, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”. The amounts of “Real estate” and “Other industries” as of March 31, 2008, as adjusted by using the new method of monitoring, are 1,946,629 million yen and 979,367 million yen, respectively.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	1,050,859	(11,637)	1,062,497
Housing loans	1,031,761	(8,780)	1,040,542
Residential purpose	691,571	9,653	681,917
Other	19,098	(2,857)	21,955

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	4,758,031	124,906	4,633,125
% to total domestic loans	47.29%	(1.55)%	48.84%

27

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Domestic offices (excluding loans booked at offshore markets)	199,784	(59,023)	258,808
Manufacturing	1,031	(123)	1,154
Agriculture	—	—	—
Forestry	—	—	—
Fishery	—	—	—
Mining	—	—	—
Construction	—	—	—
Utilities	692	(729)	1,421
Communication and information services	4,727	(1,447)	6,174
Wholesale and retail	—	(27)	27
Finance and insurance	—	(9,467)	9,467
Real estate	31,590	17,672	13,918
Services	2,438	(362)	2,800
Municipal government	23,247	(2,041)	25,288
Other industries	136,054	(62,501)	198,555
Overseas offices and loans booked at offshore markets	—	—	—

Total	199,784	(59,023)	258,808

Note:  Starting in this fiscal period, MUTB adjusted its method of monitoring loans classified by type of industry. As a result, loans to proprietors, which were previously reported as part of “Other industries”, are included in “Real estate”. The amounts of “Real estate” and “Other industries” as of March 31, 2008, as adjusted by using the new method of monitoring, are 38,631 million yen and 173,842 million yen, respectively.

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Total domestic consumer loans	79,403	(6,008)	85,412
Housing loans	78,659	(5,833)	84,493
Residential purpose	74,814	(5,162)	79,977
Other	744	(174)	918
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Outstanding amount	170,049	(54,806)	224,855
% to total domestic loans	85.11%	(1.76)%	86.88%

28

Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

(1) Loans to Asian Countries

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Thailand	506,373	4,807	501,566
Indonesia	280,491	66,535	213,956
Malaysia	286,210	179,424	106,786
Philippines	72,685	8,369	64,316
South Korea	228,991	(22,435)	251,427
Singapore	691,187	96,025	595,161
Hong Kong	857,242	103,156	754,086
China	77,991	48,465	29,525
Taiwan	136,324	(33,520)	169,844
Other	406,614	83,607	323,007

Total	3,544,113	534,435	3,009,677

(2) Loans to Latin American Countries
	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Argentina	2,968	155	2,813
Brazil	160,602	40,561	120,040
Mexico	119,278	38,126	81,152
Caribbean countries	946,855	232,837	714,017
Other	145,961	69,660	76,301

Total	1,375,666	381,340	994,326

29

Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	113,175,572	(905,498)	114,081,070
Deposits (average balance)	110,778,112	47,676	110,730,436
Loans (ending balance)	84,258,784	4,082,103	80,176,681
Loans (average balance)	81,196,509	3,648,437	77,548,072

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	100,208,977	(1,652,576)	101,861,554
Deposits (average balance)	97,869,689	(997,320)	98,867,010
Loans (ending balance)	73,786,503	3,388,699	70,397,804
Loans (average balance)	71,449,969	3,476,316	67,973,653

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deposits (ending balance)	12,966,594	747,078	12,219,516
Deposits (average balance)	12,908,422	1,044,996	11,863,425
Loans (ending balance)	10,472,280	693,403	9,778,877
Loans (average balance)	9,746,540	172,120	9,574,419

30

Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	62,881,637	286,903	62,594,734
Corporations and others	41,211,729	1,489,392	39,722,337
Domestic deposits	104,093,367	1,776,296	102,317,071

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.
2.	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal year, deposits from unincorporated associations are excluded from “Individuals” and included in “Corporations and others”. The amount of deposits from “Individuals” and “Corporations and others” (a simple sum of BTMU and MUTB) as of March 31, 2008, as adjusted by using the new method of monitoring, are 61,836,290 million yen and 40,480,781 million yen, respectively.

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	53,898,024	(195,282)	54,093,306
Corporations and others	37,835,635	921,900	36,913,734
Domestic deposits	91,733,659	726,618	91,007,040

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.
2.	Upon the installation of new IT systems in May 2008, BTMU adjusted its method of monitoring deposits from individuals and, starting in this fiscal year, deposits from unincorporated associations are excluded from “Individuals” and included in “Corporations and others”. The amount of deposits from “Individuals” and “Corporations and others” as of March 31, 2008, as adjusted by using the new method of monitoring, are 53,334,862 million yen and 37,672,178 million yen, respectively.

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Individuals	8,983,613	482,185	8,501,428
Corporations and others	3,376,094	567,492	2,808,602
Domestic deposits	12,359,708	1,049,678	11,310,030

1.	Amounts do not include negotiable certificates of deposit and JOM accounts.

31

Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deferred tax assets	1,278.6	(30.1)	1,308.7
Net operating losses carried forwards	449.8	(222.3)	672.1
Allowance for credit losses	437.1	71.6	365.4
Write-down on investment securities	359.2	125.3	233.8
Unrealized losses on other securities	341.8	294.5	47.3
Reserve for retirement benefits	73.0	(4.5)	77.5
Other	466.5	10.4	456.1
Valuation allowance	(849.0)	(305.2)	(543.7)
Deferred tax liabilities	325.5	(289.5)	615.0
Unrealized gains on other securities	96.8	(236.8)	333.6
Net deferred gains on hedges	84.3	28.9	55.3
Revaluation gains on securities upon merger	44.4	(84.2)	128.7
Gains on securities contributed to employee retirement benefits trust	66.0	(0.7)	66.7
Other	33.8	3.3	30.4
Net deferred tax assets	953.1	259.4	693.6

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008
Net business profits before credit costs	1,170.2	1,201.4	1,087.7	899.7	828.2	710.8
Credit costs	1,089.3	892.4	(485.9)	38.7	107.2	424.0
Income before income taxes	262.5	(47.3)	1,612.7	958.0	687.0	(195.1)
Reconciliation to taxable income	289.5	(311.4)	(1,403.1)	(401.6)	(123.1)	782.8
Taxable income	552.0	(358.8)	209.5	556.3	563.9	587.6

The amounts presented for FY2005 include amounts of BTMU and former UFJ Bank Limited. The amounts prior to FY2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2009, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at March 31, 2009 (Assumptions)

(in billions of yen)
Five years total ( from FY2009 to FY2013 )
Net business profits (*1)	4,010.8
Income before income taxes	2,127.1
Taxable income before adjustments (*2)	3,117.4
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	2,660.4
Deferred tax assets as of March 31, 2009	1,278.6

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

32

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Deferred tax assets	152.3	9.6	142.6
Write-down on investment securities	100.9	16.4	84.4
Unrealized losses on other securities	94.5	84.3	10.1
Net operating losses carried forwards	53.4	(33.0)	86.5
Allowance for credit losses	13.0	(16.2)	29.2
Other	55.0	8.0	47.0
Valuation allowance	(164.6)	(49.8)	(114.7)
Deferred tax liabilities	42.5	(85.6)	128.2
Reserve for retirement benefits	21.7	7.2	14.4
Other	20.8	(92.9)	113.7
Net deferred tax assets	109.8	95.3	14.4

(2) Net Business Profits before Credit Costs and Taxable Income

	(in billions of yen)
	FY2003	FY2004	FY2005	FY2006	FY2007	FY2008
Net business profits before credit costs	274.1	271.1	252.6	274.3	187.2	131.5
Credit costs	69.7	81.7	(45.8)	1.7	(21.0)	(33.9)
Income before income taxes	183.4	143.1	306.9	284.0	197.3	88.1
Reconciliation to taxable income	(199.1)	14.1	(212.0)	(142.9)	(26.3)	(13.3)
Taxable income	(15.6)	157.3	94.8	141.1	170.9	74.7

The amounts presented for FY2005 include amounts of MUTB and former UFJ Trust Bank Limited. The amounts prior to FY2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2009, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposition of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(4) Collectability of Deferred Tax Assets at March 31, 2009 (Assumptions)

(in billions of yen)
Five years total
( from FY2009 to FY2013 )
Net business profits (*1)	474.8
Income before income taxes	194.4
Taxable income before adjustments (*2)	302.7
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	167.1
Deferred tax assets as of March 31, 2009	152.3

(*1)	Before provision for general allowance for credit losses. Net business profits in this table was estimated by using more conservative assumptions than those used in our business plans.
(*2)	Before reversals of existing deductible temporary differences and net operating loss carried forwards.

33

Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Projected benefit obligation	(A)	2,027,936	118,889	1,909,046
Discount rates		1.3% ~ 12.0%		1.5% ~ 10.0%
Fair value of plan assets	(B)	1,819,273	(639,991)	2,459,264
Prepaid pension cost	(C)	625,231	89,041	536,189
Reserve for retirement benefits	(D)	94,623	29,852	64,771
Total amount unrecognized	(A) - (B) + (C) - (D)	739,270	818,069	(78,799)
Unrecognized net actuarial loss		786,005	808,347	(22,342)
Unrecognized prior service cost		(46,734)	9,721	(56,456)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Net periodic cost of retirement benefits		16,072	35,039	(18,966)
Service cost		44,800	498	44,301
Interest cost		45,133	(2,966)	48,099
Expected return on plan assets		(84,001)	7,740	(91,742)
Amortization of unrecognized prior service cost		(9,558)	2,326	(11,884)
Amortization of unrecognized net actuarial loss		8,700	28,883	(20,183)
Other		10,997	(1,443)	12,441

34

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Projected benefit obligation	(A)	1,304,213	82,440	1,221,772
Discount rates		1.3% ~ 1.6%		1.7% ~ 2.2%
Fair value of plan assets	(B)	1,174,422	(394,642)	1,569,065
Prepaid pension cost	(C)	329,612	43,030	286,582
Reserve for retirement benefits	(D)	11,482	1,249	10,232
Total amount unrecognized	(A) - (B) + (C) - (D)	447,921	518,863	(70,942)
Unrecognized net actuarial loss		478,093	512,697	(34,603)
Unrecognized prior service cost		(30,172)	6,166	(36,338)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Net periodic cost of retirement benefits		16,012	16,467	(455)
Service cost		25,581	1,622	23,958
Interest cost		26,678	(1,291)	27,969
Expected return on plan assets		(41,413)	(194)	(41,218)
Amortization of unrecognized prior service cost		(6,167)	19	(6,186)
Amortization of unrecognized net actuarial loss		3,818	16,407	(12,589)
Other		7,515	(96)	7,611

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2009 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2008 (B)
Projected benefit obligation	(A)	447,211	42,261	404,950
Discount rates		1.5%		2.1%
Fair value of plan assets	(B)	443,556	(160,406)	603,963
Prepaid pension cost	(C)	217,338	17,909	199,428
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	220,993	220,577	415
Unrecognized net actuarial loss		251,323	216,379	34,943
Unrecognized prior service cost		(30,329)	4,198	(34,527)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2009 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2008 (B)
Net periodic cost of retirement benefits		(8,197)	17,760	(25,958)
Service cost		6,317	143	6,174
Interest cost		8,457	(101)	8,558
Expected return on plan assets		(27,676)	4,817	(32,494)
Amortization of unrecognized prior service cost		(4,198)	—	(4,198)
Amortization of unrecognized net actuarial loss		7,122	13,493	(6,370)
Other		1,779	(592)	2,372

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments” and “GSE Related Investments”

(1) Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of March 31, 2009 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized losses]

•

The balance as of the end of March 2009 decreased to ¥2.29 trillion in total, a decrease of ¥1.03 trillion compared with the balance as of the end of March 2008, due to sales and write-down of residential mortgage-backed securities (RMBS) and other securitized products.

•	Net unrealized losses were ¥384 billion, a decrease of ¥66 billion compared with those at the end of March 2008.

•

The effect on the P/L for the fiscal year ended March 31, 2009 was a loss of ¥267 billion, mainly due to losses on disposal of RMBS and other securitized products and impairment losses resulting from decline in product prices. (The realized losses for the fiscal year ended March 31, 2008 were ¥117 billion.)

		(¥bn)
						of which securities being held to maturity[3]
		Balance[1,2]	Change from end of March	Net unrealized gains (losses)[2]	Change from end of March	Balance	Net unrealized gains (losses)
1	RMBS	197	(415)	(46)	20	0	0
2	Sub-prime RMBS	50	(131)	(9)	29	0	0
3	CMBS	27	(15)	(2)	(1)	0	0
4	CLOs	1,695	(386)	(286)	(80)	1,331	(216)
5	Other securitized products (card, etc.)	354	(166)	(46)	(8)	30	(3)
6	CDOs	19	(39)	(3)	5	4	(2)
7	Sub-prime ABS CDOs	0	(3)	0	1	0	0
8	SIV investments	0	(6)	0	0	0	0

9	Total	2,293	(1,027)	(384)	(66)	1,365	(221)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Securitized products backed by corporate loans (CLOs) were previously valued based on prices quoted by brokers or other sources as a substitution for market values. Starting from the third quarter of the fiscal year ended March 31, 2009, most of the CLOs are evaluated based on reasonably estimated amounts derived using our own calculation methods in order to enhance the accuracy of our valuation.

The effects of the changes of the above valuation methods are as follows:

1)	The balance as of March 31, 2009 increased by approximately ¥131 billion.
2)	The net unrealized losses as of March 31, 2009 decreased by approximately ¥241 billion.

The effect on the P/L for the fiscal year ended March 31, 2009 was an increase of approximately ¥131 billion.

3.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available-for-sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products account for 79% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	141	23	22	1	10	0	197
11	Sub-prime RMBS	41	8	0	1	0	0	50
12	CMBS	15	8	3	1	0	0	27
13	CLOs	1,401	85	43	87	78	1	1,695
14	Other securitized products (card, etc.)	239	34	36	40	2	2	354
15	CDOs	10	4	0	3	2	0	19
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0
17	SIV investments	0	0	0	0	0	0	0

18	Total	1,807	154	104	132	93	3	2,293

19	Percentage of total	79%	7%	5%	6%	4%	0%	100%
20	Percentage of total (End of March)	80%	6%	8%	6%	0%	0%	100%

37

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2009.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March
1	LBO Loan[4] (Balance on a commitment basis)	67	153	41	295	557	(74)
2	Balance on a booking basis	48	135	37	255	475	(67)

4. Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2009 was ¥4.52 trillion (¥1.32 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

[Monoline insurer related]

•	There is no credit outstanding and credit derivative transactions with monoline insurers.

(2) Exposure to “GSE Related Investments”

We hold mortgage-backed securities arranged and guaranteed by Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) and Government National Mortgage Association (Ginnie Mae), mainly as part of our ALM operation relating to foreign currencies.

Our holding balance of these mortgage-backed securities as of the end of March 2009 was ¥3,106 billion in total, a decrease of ¥35 billion compared with the balance as of the end of June 2008. Net unrealized gains were ¥14 billion, an increase of ¥65 billion compared with the losses as of the end of June 2008.

Our holding balance of debt securities issued by the above three institutions and Federal Home Loan Banks (Agency Securities) as of the end of March 2009 was ¥88 billion, a decrease of ¥100 billion compared with the balance as of the end of June 2008. Net unrealized gains at the end of March 2009 were ¥1 billion, almost the same level as those at the end of June 2008.

<Terminology>
RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by assets
GSE	:	U.S. government sponsored enterprises such as Federal National Mortgage Association (Fannie Mae)

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Assets:
Cash and due from banks	9,004,369	4,929,088
Call loans	656,874	179,114
Receivables under resale agreements	283,826	38,993
Receivables under securities borrowing transactions	4,874,657	4,478,999
Bills bought	226,200	—
Monetary claims bought	3,602,885	2,677,859
Trading assets	4,785,724	10,528,447
Money held in trust	77,137	36,758
Securities	33,191,095	38,731,570
Allowance for losses on securities	(85,776)	(93,156)
Loans and bills discounted	70,397,804	73,786,503
Foreign exchanges	1,224,907	1,043,370
Other assets	3,184,526	4,666,482
Tangible fixed assets	959,984	915,904
Intangible fixed assets	356,365	312,486
Deferred tax assets	693,629	953,104
Customers’ liabilities for acceptances and guarantees	6,867,725	6,425,841
Allowance for credit losses	(640,596)	(639,580)

Total assets	139,661,343	148,971,788

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Liabilities:
Deposits	101,861,554	100,208,977
Negotiable certificates of deposit	5,420,058	6,579,759
Call money	1,528,706	1,399,495
Payables under repurchase agreements	3,832,129	7,362,471
Payables under securities lending transactions	2,487,240	1,374,637
Trading liabilities	1,171,412	6,006,174
Borrowed money	4,115,106	5,560,428
Foreign exchanges	991,260	828,087
Short-term bonds payable	42,200	—
Bonds payable	3,066,197	3,422,414
Other liabilities	1,882,799	4,112,171
Reserve for bonuses	16,969	15,915
Reserve for bonuses to directors	140	—
Reserve for retirement benefits	10,232	11,482
Reserve for loyalty award credits	403	664
Reserve for contingent losses	75,514	40,030
Reserves under special laws	31	31
Deferred tax liabilities for land revaluation	191,788	186,927
Acceptances and guarantees	6,867,725	6,425,841

Total liabilities	133,561,471	143,535,509

Net assets:
Capital stock	996,973	1,196,295
Capital surplus	2,773,290	3,362,612
Capital reserve	2,773,290	1,196,295
Other capital surplus	—	2,166,317
Retained earnings	1,728,082	1,184,843
Revenue reserve	190,044	190,044
Other retained earnings	1,538,037	994,799
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	817,408	274,170

Total shareholders’ equity	5,498,345	5,743,752

Net unrealized gains (losses) on other securities	289,078	(655,202)
Net deferred gains (losses) on hedging instruments	81,114	123,516
Land revaluation excess	231,333	224,212

Total valuation and translation adjustments	601,526	(307,473)

Total net assets	6,099,871	5,436,278

Total liabilities and net assets	139,661,343	148,971,788

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Ordinary income	3,810,444	3,513,112
Interest income	2,680,964	2,357,222
(Interest on loans and bills discounted)	1,568,346	1,532,429
(Interest and dividends on securities)	629,512	474,011
Fees and commissions	510,702	514,645
Trading income	219,199	127,760
Other business income	245,685	403,502
Other ordinary income	153,891	109,980
Ordinary expenses	3,243,157	3,712,552
Interest expenses	1,446,494	1,014,893
(Interest on deposits)	694,231	446,207
Fees and commissions	128,197	129,824
Other business expenses	156,008	457,496
General and administrative expenses	1,139,407	1,095,432
Other ordinary expenses	373,049	1,014,905

Ordinary profits (losses)	567,287	(199,439)

Extraordinary gains	160,635	115,116
Extraordinary losses	40,868	110,840

Income (loss) before income taxes	687,054	(195,163)

Income taxes - current	23,917	32,838
Income taxes refund	9,107	—
Income taxes - deferred	121,258	138,389

Total taxes	—	171,228

Net income (loss)	550,985	(366,392)

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Assets:
Cash and due from banks	1,238,010	1,111,565
Call loans	192,409	19,500
Receivables under securities borrowing transactions	301,357	60,016
Monetary claims bought	62,605	46,960
Trading assets	274,754	238,377
Money held in trust	—	6,978
Securities	7,071,844	8,156,605
Allowance for losses on securities	(829)	(448)
Loans and bills discounted	9,778,877	10,472,280
Foreign exchanges	11,454	6,859
Other assets	869,637	829,851
Tangible fixed assets	179,703	176,341
Intangible fixed assets	61,961	66,012
Deferred tax assets	14,453	109,800
Customers’ liabilities for acceptances and guarantees	179,701	214,945
Allowance for credit losses	(100,756)	(50,376)

Total assets	20,135,186	21,465,272

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Liabilities:
Deposits	12,219,516	12,966,594
Negotiable certificates of deposit	2,015,437	1,320,627
Call money	70,629	355,772
Payables under repurchase agreements	651,176	1,106,275
Payables under securities lending transactions	319,347	219,253
Trading liabilities	52,660	63,870
Borrowed money	1,246,844	1,865,676
Foreign exchanges	121	90
Short-term bonds payable	231,700	37,200
Bonds payable	263,600	239,800
Due to trust accounts	1,156,318	1,463,045
Other liabilities	372,498	563,266
Reserve for bonuses	4,400	4,155
Reserve for bonuses to directors	86	—
Reserve for contingent losses	6,516	6,099
Deferred tax liabilities for land revaluation	7,614	7,301
Acceptances and guarantees	179,701	214,945

Total liabilities	18,798,169	20,433,974

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	505,149	472,910
Revenue reserve	73,714	73,714
Other retained earnings	431,435	399,196
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	292,230	259,991

Total shareholders’ equity	1,241,744	1,209,504

Net unrealized gains (losses) on other securities	111,342	(152,953)
Net deferred gains (losses) on hedging instruments	(5,899)	(16,208)
Land revaluation excess	(10,170)	(9,045)

Total valuation and translation adjustments	95,272	(178,207)

Total net assets	1,337,016	1,031,297

Total liabilities and net assets	20,135,186	21,465,272

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2008	For the fiscal year ended March 31, 2009
Ordinary income	664,325	613,997
Trust fees	113,866	91,796
Interest income	343,632	296,401
(Interest on loans and bills discounted)	159,301	153,581
(Interest and dividends on securities)	151,267	122,120
Fees and commissions	137,795	108,971
Trading income	2,440	6,650
Other business income	45,028	99,825
Other ordinary income	21,562	10,351
Ordinary expenses	491,604	563,138
Interest expenses	169,800	157,776
(Interest on deposits)	82,856	85,579
Fees and commissions	23,220	21,608
Other business expenses	68,394	97,929
General and administrative expenses	194,009	201,897
Other ordinary expenses	36,179	83,926

Ordinary profits	172,720	50,858

Extraordinary gains	32,627	42,127
Extraordinary losses	8,029	4,829

Income before income taxes	197,319	88,157

Income taxes - current	(67)	1,062
Income taxes - deferred	83,242	70,200

Total taxes	—	71,262

Net income	114,144	16,894

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Assets:
Loans and bills discounted	258,808	199,784
Securities	56,653,850	45,726,861
Beneficiary rights to the trust	29,364,988	27,592,850
Securities held in custody accounts	1,447,409	1,112,386
Monetary claims	12,088,390	11,275,453
Tangible fixed assets	9,006,213	9,179,822
Intangible fixed assets	135,336	134,762
Other claims	2,526,318	1,703,370
Call loans	1,562,454	1,268,875
Due from banking account	1,462,686	1,794,803
Cash and due from banks	2,470,131	1,883,723

Total	116,976,588	101,872,694

Liabilities:
Money trusts	27,359,053	16,421,025
Pension trusts	13,188,924	12,053,445
Property formation benefit trusts	12,672	12,661
Loan trusts	233,164	123,447
Investment trusts	27,242,745	25,761,564
Money entrusted other than money trusts	2,782,420	2,196,555
Securities trusts	1,812,150	1,221,529
Monetary claim trusts	12,611,728	11,733,600
Equipment trusts	39,597	37,310
Land and fixtures trusts	105,398	95,294
Composite trusts	31,588,732	32,216,258

Total	116,976,588	101,872,694

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for trust accounts with contracts indemnifying the principal amounts as of March 31, 2009 (including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	Money trusts	Loan trusts
Assets:
Loan and bills discounted	139,753	—
Securities	38,856	—
Other	984,026	124,038

Total	1,162,637	124,038

Liabilities:
Principal	1,147,334	122,073
Allowance for bad debts	419	—
Special internal reserves	—	777
Other	14,883	1,187

Total	1,162,637	124,038

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2008	As of March 31, 2009
Total funds	55,028,768	42,897,802

Deposits	12,219,516	12,966,594
Negotiable certificates of deposit	2,015,437	1,320,627
Money trusts	27,359,053	16,421,025
Pension trusts	13,188,924	12,053,445
Property formation benefit trusts	12,672	12,661
Loan trusts	233,164	123,447

Loans and bills discounted	10,037,685	10,672,064

Banking account	9,778,877	10,472,280
Trust account	258,808	199,784

Investment securities	63,725,695	53,883,467

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46